Exhibit A

                                ECI Telecom Ltd.
                                  Consolidated
                              Financial Statements
                             As at December 31, 2000

                                                                ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------



Contents


                                                                           Page


Report of Independent Accountants


Consolidated Balance sheets as of
 December 31, 2000 and 1999                                                   3


Consolidated Statements of Income for the Years
 ended December 31, 2000, 1999 and 1998                                       4


Consolidated Statements of Other Comprehensive Income
 for the Years Ended December 31, 2000, 1999 and 1998                         5


Consolidated Statements of Changes in Shareholders' Equity
 for the Years ended December 31, 2000, 1999 and 1998                         6


Consolidated Statements of Cash Flows for the
 Years Ended December 31, 2000, 1999 and 1998                                 9


Notes to the Consolidated Financial Statements                                11

Report of Independent Accountants
To the Shareholders of ECI Telecom Ltd.


We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. ("the Company") and its subsidiaries at December 31, 2000 and 1999, consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute approximately 6% and 15.2% of total consolidated assets at December 31, 2000 and 1999 respectively and whose revenues constitute approximately 8.2%, 7.6% and 4.3% of consolidated revenues for the years ended December 31, 2000, 1999 and 1998, respectively. Those financial statements were audited by other certified public accountants whose reports thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to the amounts included for the above-mentioned subsidiaries, is based solely upon the reports of the other accountants. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investments in affiliates and to its equity in their operating results, and the results of Discontinued Business in the income statement, is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other accountants provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the reports of the other accountants referred to above, the aforementioned financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations, comprehensive income, changes in shareholder's equity and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of revenue recognition in 2000.




Somekh Chaikin
Certified Public Accountants (Israel)
A member of KPMG International


February 14, 2001

Consolidated Balance Sheet as at December 31
--------------------------------------------------------------------------------

                                                                                                  2000              1999
                                                                                        --------------    --------------
                                                                                 Note   $ in thousands    $ in thousands
                                                                           ----------   --------------    --------------
Assets

Current assets
Cash and cash equivalents                                                         17A          286,443           232,144
Short-term investments                                                          2,17B           26,090           227,619
Receivables:
 Trade                                                                            17C          405,711           435,706
 Other                                                                            17D           66,187            97,797
Prepaid expenses                                                                                 6,967             6,889
Recoverable costs and estimated
 earnings - not yet billed                                                                      24,231            13,082
Inventories                                                                         3          390,301           185,754
                                                                                             ---------         ---------

Total current assets                                                                         1,205,930         1,198,991
                                                                                             ---------         ---------
Long-term bank deposits and
 receivables, net of current maturities                                             4          155,760           102,314
                                                                                             ---------         ---------

Investments                                                                         5           49,212             4,982
                                                                                             ---------         ---------

Property, plant and equipment                                                       6
Cost                                                                                           325,309           333,943
Less - Accumulated depreciation                                                                125,170           148,920
                                                                                             ---------         ---------

                                                                                               200,139           185,023
                                                                                             ---------         ---------

Software development costs, net                                                     7           29,054            13,559
                                                                                             ---------         ---------

Goodwill and other intangible assets, net                                           8          202,940           140,472
                                                                                             ---------         ---------

Other assets                                                                                     5,125             8,671
                                                                                             ---------         ---------


                                                                                             ---------         ---------
Total assets                                                                                 1,848,160         1,654,012
                                                                                             =========         =========


The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                                                                                  2000              1999
                                                                                        --------------    --------------
                                                                                 Note   $ in thousands    $ in thousands
                                                                           ----------   --------------    --------------
Liabilities and shareholders' equity

Current liabilities
Short-term credits                                                                17E          231,801               137
Trade payables                                                                                 184,183           115,382
Other payables and accrued liabilities                                            17F          212,190           173,066
                                                                                             ---------         ---------

Total current liabilities                                                                      628,174           288,585
                                                                                             ---------         ---------
Long-term liabilities
Convertible notes                                                                  9A                -            85,000
Other liabilities and loans                                                        9B            6,302             7,770
Liability for employee severance benefits, net                                     10           28,402            24,559
                                                                                             ---------         ---------

Total long-term liabilities                                                                     34,704           117,329
                                                                                             ---------         ---------

Total liabilities                                                                              662,878           405,914
                                                                                             ---------         ---------

Minority interests                                                                              27,852            23,778
                                                                                             ---------         ---------
Commitments and contingencies                                                      11

Shareholders' equity                                                               12
Share capital                                                                                    5,873             5,762
Capital surplus                                                                                681,806           587,639
Accumulated other comprehensive income                                                           1,298            11,171
Retained earnings                                                                              585,943           691,188
                                                                                             ---------         ---------
                                                                                             1,274,920         1,295,760
Treasury stock                                                                                (117,490           (71,440
                                                                                             ---------         ---------

Total shareholders' equity                                                                   1,157,430         1,224,320
                                                                                             ---------         ---------


/s/ Jonathan B. Kolber
------------------------------
Jonathan B. Kolber
Chairman of the Board of Directors


/s/ Doron Inbar
------------------------------
Doron Inbar
President and Chief Executive Officer

Petah Tikva - Israel, February 14, 2001

                                                                                             ---------         ---------
Total liabilities and shareholders' equity                                                   1,848,160         1,654,012
                                                                                             =========         =========

                                                                ECI Telecom Ltd.


Consolidated Statement of Income for the Year Ended December 31
--------------------------------------------------------------------------------

                                                                               2000             1999              1998
                                                                         ----------       ----------        ----------
                                                              Note         $ in thousands, except per share amounts
                                                       ----------        ---------------------------------------------

Revenue                                                       17G         1,170,318        1,114,595           744,370

Cost of revenues                                              17H           719,774          519,735           316,591
                                                                         ----------       ----------        ----------
Gross profit                                                                450,544          594,860           427,779

Research and development costs, net                           17I           147,627          125,147            78,647
Selling and marketing expenses                                17J           224,827          180,413           107,589
General and administrative expenses                           17K            87,597           64,022            38,750
Amortization of acquisition-related
 intangible assets                                             19            21,560           16,294             1,492
Impairment of assets                                           20            22,968                -                 -
Restructuring and spin off expenses                            20            26,064           14,947                 -
Purchase of in process research and
 development                                                   19            28,770           87,327            14,371
                                                                         ----------       ----------        ----------
Operating income (loss)                                                    (108,869)         106,710           186,930
Financial expenses                                            17L           (11,325)          (9,622)           (8,007)
Financial income                                              17L            25,693           28,375            16,542
Other income (expenses) - net                                 17M            34,635           50,892               (53)
Income (loss) from continuing operations                                 ----------       ----------        ----------
 before taxes on income                                                     (59,866)         176,355           195,412
Taxes on income                                                15               416            7,109            12,855
Income (loss) from continuing operations                                 ----------       ----------        ----------
after taxes on income                                                       (60,282)         169,246           182,557
Company's equity in results of
 investee companies, net                                                     (1,540)          (2,022)           (2,952)
Minority interest in income of a subsidiary,
 net of taxes                                                                (1,665)          (1,703)           (5,793)
                                                                         ----------       ----------        ----------
Income (loss) from continuing operations                                    (63,487)         165,521           173,812
Discontinued operations:
Loss from discontinued operation, net of
 income taxes                                                  21                 -          (25,593)          (17,650)
Loss from disposal of discontinued
 operation, net of income taxes                                                   -          (37,409)                -
Cumulative effect of accounting change, net
 of taxes                                                                   (27,923)               -                 -
                                                                         ----------       ----------        ----------
Net income (loss)                                                           (91,410)         102,519           156,162
                                                                         ==========       ==========        ==========
Earnings (loss) per share                                     17O
Basic earnings (loss) per share for:
   Continuing operations                                                      (0.69)            1.82              2.26
   Discontinued operations                                                        -            (0.70)            (0.23)
   Cumulative effect of accounting change, net                                (0.31)               -                 -
                                                                         ----------       ----------        ----------
Net income (loss)                                                             (1.00)            1.12              2.03
                                                                         ==========       ==========        ==========
Diluted earnings (loss) per share
   Continuing operations                                                      (0.69)            1.77              2.19
   Discontinued operations                                                        -            (0.66)            (0.22)
   Cumulative effect of accounting change, net                                (0.31)               -                 -
                                                                         ----------       ----------        ----------
Net income (loss)                                                             (1.00)            1.11              1.97
                                                                         ==========       ==========        ==========

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

Consolidated Statement of Comprehensive Income for the Year Ended December 31
--------------------------------------------------------------------------------

                                                                               2000             1999              1998
                                                                         ----------       ----------        ----------
                                                                           $ in thousands, except per share amounts
                                                                         ---------------------------------------------

Net income (loss)                                                           (91,410)         102,519           156,162
Other comprehensive income (loss):
Realization of gain on available for sale
 securities                                                                 (16,182)            (648)                -
Unrealized holding gains on available
 for sale securities arising during the
 year, net                                                                    6,309           11,171             1,056
                                                                         ----------       ----------        ----------

Total other comprehensive income (loss)                                      (9,873)          10,523             1,056
                                                                         ----------       ----------        ----------

Comprehensive income (loss)                                                (101,283)         113,042           157,218
                                                                         ==========       ==========        ==========


The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

Statement of Changes in Shareholders' Equity
--------------------------------------------------------------------------------

                                      Number         Share      Capital     Accumulated     Retained     Treasury          Total
                                   of shares*      capital      surplus           other     earnings        stock   shareholders
                                                                          comprehensive   (Note 15A1)                     equity
                                                                          income (loss)
                                   ----------   ----------   ----------   -------------   ----------   ----------   ------------
                                                          $ in thousands, except share amounts and dividends per share
                                                --------------------------------------------------------------------------------

Balance at January 1, 1998         76,656,119        5,308      149,065            (408)     466,095       (6,322)       613,738

Changes during 1998 -

Net income for the year                     -            -            -               -      156,162            -        156,162

Employee stock options exercised
 and paid, net (Note 12C)             304,300            9        4,624               -            -            -          4,633

Net unrealized gain on available
 for sale securities                        -            -            -           1,056            -            -          1,056

Amortization of deferred
 compensation expenses                      -            -        2,870               -            -            -          2,870

Dividend**                                  -            -            -               -      (15,367)           -        (15,367)
                                   ----------   ----------   ----------      ----------   ----------   ----------     ----------
Balance at December 31, 1998
 carried forward                   76,960,419        5,317      156,559             648      606,890       (6,322)       763,092
                                   ==========   ==========   ==========      ==========   ==========   ==========     ==========

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                      Number         Share      Capital     Accumulated     Retained     Treasury          Total
                                   of shares*      capital      surplus           other     earnings        stock   shareholders
                                                                          comprehensive   (Note 15A1)                     equity
                                                                          income (loss)
                                   ----------   ----------   ----------   -------------   ----------   ----------   ------------
                                                          $ in thousands, except share amounts and dividends per share
                                                --------------------------------------------------------------------------------

Balance at December 31, 1998
 brought forward                   76,960,419        5,317      156,559             648      606,890       (6,322)       763,092

Changes during 1999 -

Net income for the year                     -            -            -               -      102,519            -        102,519

Employee stock options exercised
 and paid, net (Note 12C)             815,102           24       18,028               -            -            -         18,052

Share issuance                     13,966,480          403      394,379               -            -            -        394,782

Conversion of convertible note
 into share capital                   600,000           18       14,982               -            -            -         15,000

Amortization of deferred
 compensation expenses                      -            -        3,691               -            -            -          3,691

Realization of gain on available
 for sale securities                        -            -            -            (648)           -            -           (648)

Net unrealized gain on available
 for sale securities                        -            -            -          11,171            -            -         11,171

Acquisition of Company's stock     (2,240,000)           -            -               -            -      (65,118)       (65,118)

Dividend**                                  -            -            -               -      (18,221)           -        (18,221)
                                   ----------   ----------   ----------      ----------   ----------   ----------     ----------
Balance at December 31, 1999
 carried forward                   90,102,001        5,762      587,639          11,171      691,188      (71,440)     1,224,320
                                   ==========   ==========   ==========      ==========   ==========   ==========     ==========

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                      Number         Share      Capital     Accumulated     Retained     Treasury          Total
                                   of shares*      capital      surplus           other     earnings        stock   shareholders
                                                                          comprehensive   (Note 15A1)                     equity
                                                                          income (loss)
                                   ----------   ----------   ----------   -------------   ----------   ----------   ------------
                                                          $ in thousands, except share amounts and dividends per share
                                                --------------------------------------------------------------------------------

Balance at December 31, 1999
 brought forward                   90,102,001        5,762      587,639          11,171      691,188      (71,440)     1,224,320

Changes during 2000 -

Net loss for the year                       -            -            -               -      (91,410)           -        (91,410)
Employee stock options exercised
 and paid, net (Note 12C)             324,246           10        6,395               -            -            -          6,405
Conversion of convertible note
 into share capital, net            3,400,000          101       84,049               -            -            -         84,150
Realization of gain on available
 for sale securities                        -            -            -         (16,182)           -            -        (16,182)
Net unrealized gain on available
 for sale securities                        -            -            -           6,309            -            -          6,309
Amortization of deferred
 compensation expenses                      -            -        2,898               -            -            -          2,898
Acquisition of Company's stock     (1,671,227)           -            -               -            -      (48,880)       (48,880)
Sale of Company's stock               203,887            -          825               -            -        2,830          3,655
Dividend**                                  -            -            -               -      (13,835)           -        (13,835)
                                   ----------   ----------   ----------      ----------   ----------   ----------     ----------
Balance at December 31, 2000       92,358,907        5,873      681,806           1,298      585,943      117,490)     1,157,430
                                   ==========   ==========   ==========      ==========   ==========   ==========     ==========

*    Issued and outstanding
**   Dividend per share as follows:

                                      For the year ended December 31
                                   ------------------------------------
                                         2000         1999         1998
                                   ----------   ----------   ----------
                                            $            $            $
                                   ----------   ----------   ----------
Interim dividend                         0.15         0.15         0.15
Proposed dividend                           -         0.05         0.05
                                   ----------   ----------   ----------
                                         0.15         0.20         0.20
                                   ==========   ==========   ==========

                                                                ECI Telecom Ltd.

Consolidated Statement of Cash Flows for the Year Ended December 31
--------------------------------------------------------------------------------

                                                                               2000             1999              1998
                                                                     --------------   --------------    --------------
                                                                     $ in thousands   $ in thousands    $ in thousands
                                                                     --------------   --------------    --------------

Cash flows for operating activities
Net income (loss)                                                           (91,410)         102,519           156,162

Adjustments to reconcile net income (loss) to cash provided by operating activities:

Depreciation and amortization                                                76,915           85,789            42,701
Cumulative effect of accounting change, net                                  27,923                -                 -
Amortization of deferred compensation                                         6,184            5,333             2,870
Loss on sale of property and equipment                                          368              162                 9
Impairment of assets                                                         22,968                -                 -
Capital gains, net                                                          (37,872)         (52,383)                -
Other - net (mainly long-term deferred taxes)                                 1,501            2,777            (1,262)
In-process research and development costs                                    28,770           87,327            14,371
Company's equity in results of investee companies                             1,540            2,378             2,952
Minority interest in net results of subsidiaries                              1,665            1,703             5,793
Decrease (increase) in marketable securities                                 50,013            8,826           (36,411)
Increase in trade receivables (including non-current maturities
 of bank deposits and trade receivables)                                   (105,910)        (120,774)           (2,576)
Decrease (increase) in other receivables                                     14,535          (28,264)          (12,132)
Decrease (increase) in prepaid expenses                                         310           (2,321)              347
Decrease (increase) in recoverable costs and estimated
 earnings - not yet billed                                                  (11,149)          (4,026)            9,976
Decrease (increase) in inventories                                         (183,418)          23,125           (29,609)
Increase (decrease) in trade payables                                        70,687           33,825            (2,236)
Increase (decrease) in other payables and accrued liabilities                20,330           (8,648)            7,252
Increase (decrease) in other long-term liabilities                           (1,524)            (856)            4,223
Increase (decrease) in liability for employee severance benefits              3,698            1,196              (395)
                                                                         ----------       ----------        ----------
Net cash provided by (used in) operating activities                        (103,876)         137,688           162,035
                                                                         ----------       ----------        ----------
Cash flows for investing activities
Decrease in short-term investments                                          123,018          123,911            20,022
Software development costs capitalized                                      (26,921)         (15,444)          (12,905)
Investment in property, plant and equipment                                 (68,030)         (54,375)          (44,039)
Proceeds from sale of property, plant and equipment                           1,858            1,365               996
Purchase of technology                                                       (1,400)          (1,000)          (16,371)
Payment in respect of other assets                                                -           (7,252)             (385)
Acquisition of investee companies                                           (13,593)            (500)           (1,741)
Proceeds from sale of available for sale securities                          65,125            1,905             7,891
Proceeds from sale of shares of an investee company                           2,045                -                 -
Long-term loans granted to investee companies                                  (626)          (4,850)           (2,546)
Acquisition of available for sale securities                                      -                -            (5,864)
Acquisition of additional rights in consolidated subsidiary                       -          (12,500)                -
Acquisition of newly consolidated subsidiaries (A)                          (99,856)          47,038              (624)
Repayment of amount due from related party                                        -           25,000                 -
Investment in convertible bond                                                    -                -          (177,000)
Proceeds from sale of production activity                                    17,099                -                 -
                                                                         ----------       ----------        ----------
Net cash provided by (used in) investing activities                          (1,281)         103,298          (232,566)
                                                                         ----------       ----------        ----------

The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

--------------------------------------------------------------------------------

                                                                               2000             1999              1998
                                                                     --------------   --------------    --------------
                                                                     $ in thousands   $ in thousands    $ in thousands
                                                                     --------------   --------------    --------------

Cash flows from financing activities
Exercise of employee stock options
 (net of share issue expenses)                                                6,405           18,052             4,633
Exercise of employee stock options in a subsidiary
 (net of share issue expenses)                                                  233                -                 -
Repayment of long-term debt                                                       -           (5,779)             (187)
Increase (decrease) in short-term credit, net                               216,185         (122,707)          119,953
Net proceeds from IPO in a subsidiary                                             -           43,199                 -
Acquisition of the Company's stock                                          (48,880)         (65,118)                -
Sale of the Company's stock                                                   3,655                -                 -
Share issue expenses                                                           (850)               -                 -
Dividend paid                                                               (18,338)         (17,564)          (15,352)
                                                                         ----------       ----------        ----------
Net cash provided by (used in) financing activities                         158,410         (149,917)          109,047
                                                                         ----------       ----------        ----------
Effect of change in exchange rate on cash                                     1,046             (773)           (1,459)
                                                                         ----------       ----------        ----------
Net increase in cash and cash equivalents                                    54,299           90,296            37,057
Cash and cash equivalents at beginning of year                              232,144          141,848           104,791
                                                                         ----------       ----------        ----------
Cash and cash equivalents at end of year                                    286,443          232,144           141,848
                                                                         ==========       ==========        ==========
Supplemental disclosures:

Income taxes paid, net of tax returns                                         4,159            5,029            10,125
                                                                         ==========       ==========        ==========

Interest (received) paid, net                                               (14,342)         (15,789)            4,787
                                                                         ==========       ==========        ==========

A.       Acquisition of newly consolidated subsidiaries (Note 19)

Working capital (other than cash)                                             9,182         (256,937)              133
Long-term receivables, net of current maturities                                  -          (10,284)                -
Investment in investee companies                                                  -          171,923                 -
Property, plant and equipment, net                                           (2,617)         (52,114)             (653)
Other assets (mainly - deferred taxes)                                            -           (2,431)                -
Goodwill                                                                    (77,651)        (144,646)             (104)
In process research and development                                         (28,770)         (87,327)                -
Long-term liabilities                                                             -           31,996                 -
Minority interest                                                                 -            2,076                 -
Share issuance                                                                    -          394,782                 -
                                                                         ----------       ----------        ----------
                                                                            (99,856)          47,038              (624)
                                                                         ==========       ==========        ==========


B.       Non-cash activities

Purchase of other assets on credit                                           18,570                -                 -
Conversion of convertible note into share capital                            85,000           15,000                 -
Conversion of convertible debentures into share capital of
 an investee company                                                              -          177,000                 -
Sale of production activity on credit                                             -           16,689                 -
Sale of investment in investee company for
 available-for-sale securities                                                    -           29,266                 -


The accompanying notes are an integral part of the financial statements.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 1 -  Significant Accounting Policies

          Significant accounting policies, applied on a consistent basis, are as follows:

          A.   General

          1. ECI Telecom Ltd. (hereinafter "ECI" or "Company") is an Israeli corporation which operates in the telecommunication industries. The Company designs, develops and manufactures telecommunications equipment, including hardware and software, - partly to buyers' specifications - and markets and services such equipment.

          2. On November 7, 2000, the Board of Directors of the Company adopted a Plan of Demerger, which contemplates that the Company will split into an additional five separate companies. These companies are expected to be named: Inovia Telecoms Ltd. ("Inovia"), ECI Telecom - NGTS Ltd. ("NGTS"), Enavis Networks Ltd. ("Enavis"), Lightscape Networks Ltd.("Lightscape"), InnoWave ECI Wireless Systems Ltd. ("InnoWave") and ECI Industries Ltd., which will be a holding company and a sub-contractor of the new divisions. The Plan of Demerger contemplates that ECI Industries Ltd. will continue to operate its existing manufacturing business and, unless otherwise determined by the Board of Directors, will continue to hold its shares in ECtel Ltd. and various start-up companies, and will perform, on an interim basis, management and other services, such as technology services. The Company has applied for a tax ruling for tax-free treatment of the Demerger transaction under Section 105 of the Israeli Income Tax Ordinance. Implementation of the split up is subject to receipt of various approvals where necessary, in accordance with law, including approvals of the Israeli Income Tax Authorities as mentioned above, as well as the readiness of the different activity divisions targeted for separation and the capital market situation. There is no certainty that the original plan will be implemented as planned.

               As of January 1, 2001, the Company established five subsidiaries which absorbed the employees of the different activity divisions. These subsidiaries are now operating as extensions of the Company regarding their respective areas of activity until such time as their operating assets are transferred to them by the Company (for segment reporting see Note 17G). The new companies intend to grant to their employees additional options of up to 10.3% of their outstanding shares.

               Also on November 7, 2000, the Board of Directors approved the merger of ECI Telecom (1990) Export Ltd., a wholly-owned subsidiary of the Company, with and into the Company. This subsidiary holds the manufacturing plant that services Inovia Ltd. The merger is subject to various conditions, including receipt of a favorable tax ruling for tax-free treatment of the merger under Section 103 of the Israeli Income Tax Ordinance. If the merger is consummated, the Company plans to transfer most of the subsidiary's assets to Inovia Ltd. as part of the Demerger transaction.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

          A.   General (cont'd)

          3. At the beginning of 1999 Tadiran Telecommunication Ltd. (hereinafter "TTL") merged with ECI by share issuance of ECI ordinary shares (which consisted approximately of 15% of the issued and outstanding shares of ECI on the merger date) to TTL shareholders (mainly Tadiran Ltd., hereinafter - "Tadiran"). The merger was accounted for under the "purchase" method of accounting. The excess of cost is mainly allocated to goodwill and intangible assets amounting to $232 million of which $87 million was written-off immediately as in process research and development costs. (For more details - see Note 19).

          4. On February 7, 2000, the Board of Directors approved a decision made by Company's management to discontinue operation of certain activities (for more details see Note 21). Accordingly, the results of discontinued operations for all previous periods reported were reclassified in one line on the income statement after the result from continuing operations.

          5. The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States.

          6. The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

               Most of the Company's sales are made outside of Israel (see Note 17G regarding geographical distribution) - mainly in dollars and other non-dollar currencies. Arrangements are made to ensure that the dollar value of sales made in non-dollar currencies is maintained (see Note 11E). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

               Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States.

               All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the income statement when they arise. Such foreign exchange gains and losses are included in the same income statement items in which the related transactions are included.

          7. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and historical data, however, actual results could differ from these estimates.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

          B.   Principles of consolidation

          The consolidated financial statements include those of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


          C.   Cash and cash equivalents

          The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents.


          D.   Investments

          1.   Investee companies

               Investments in investee companies, in which the Company has significant influence (affiliated companies) are stated by the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

               Investment in entities in which the Company does not have significant influence (hereinafter - "other companies"), are stated as follows:

               -    Marketable securities - as stated in 2 hereinafter.

               -    Non-marketable securities - at cost.

          2.   Marketable securities

               The Company classifies its debt and equity securities in one of two categories: trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading are classified as available-for-sale.

               Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains or losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

               Dividend and interest income are recognized when earned.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

          E.   Inventories

          Inventories are stated at the lower of cost or market. Cost is determined as follows:

          Raw materials (including components) - on the moving average basis.

          Work in process and finished products:

          Raw materials and components - on the moving average basis. Labor and overhead components - on the basis of actual manufacturing costs.


          F.   Property, plant and equipment

          1.   These assets are stated at cost.

          2. Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets as estimated by the Company.

               Annual rates of depreciation are as follows:

               Buildings                              2.5%
               Machinery, equipment and furniture     6% - 33% (principally 10%)
               Motor vehicles                         15%

               Leasehold improvements are amortized by the straight-line method over the term of the lower between the lease period or useful economic life.

          3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

          4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of income.


          G.   Accrued warranty costs

          Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to performance of the work or delivery of the products) based on the Company's prior experience and in accordance with management's estimation.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

          H.   Allowance for doubtful debts

          The financial statements include an allowance which Management believes reflects adequately the loss inherent in receivables for which collection is in doubt. In determining the fairness of the allowance Management based itself, on information at hand about debtors financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them.


          I.   Software development costs

          The Company capitalizes certain software development costs in accordance with SFAS No. 86 "Accounting for Costs of Computer software to be sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon the establishment of technological feasibility as defined in the SFAS and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally two to three years.

          Software development costs include costs which relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2000, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released during 2001 or if market acceptance of related technology is not as anticipated by Management. As a result, the recoveries of these capitalized software development costs through future revenues could be reduced materially. In such event, related capitalized software development costs will be written-off in the following accounting period.


          J.   Goodwill and other intangible assets

          The cost of acquired companies is allocated first to identifiable assets and liabilities based on estimated fair values and are amortized over the remaining estimated useful lives. The excess of the purchase price over the fair value of identifiable assets and liabilities acquired, net of liabilities assumed, is recorded as goodwill and amortized on a straight-line basis over the estimated useful life. The useful life is determined based on the individual characteristics of the acquired entity and ranges from 2 to 25 years.

          The Company periodically evaluates the carrying amounts of goodwill, as well as the related amortization periods, to determine whether adjustments to these amounts or useful lives are required based on current events and circumstances. The evaluation is based on various analyses including the Company's projection of the undiscounted future operating cash flows of the acquired operation over the remaining useful lives of the related goodwill. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related goodwill, the underlying assets are written down by charges to expense so that the carrying amount is equal to fair value, primarily determined based on future discounted cash flows.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

          K.   Acquisition of Company's stock

          Acquisition of Company's stock is presented as Treasury Stock in the statement of shareholders' equity, according to the cost method.


          L.   Revenue recognition

          1. System revenues are recognized when the product has already been delivered and when title to the system and risk of loss have been transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

               When the sales contract ties a significant portion of the payment for equipment to completion of installation or acceptance, the Company defers the recognition of the entire revenue at least until installation is completed. Otherwise, the Company considers the sale of equipment and its installation to be two separate elements of the arrangement and only defers the fair value of the installation services (but not less than the amount contingent upon completion of installation, if any) to the period in which such installation occurs. If the fair value of the separate elements cannot be determined with sufficient reliability, the revenue from the entire arrangement is deferred.

          2. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

          3. Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

          4. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed.

          5. The estimated sales value of performance on long-term contracts is recognized using the percentage of completion method. The percentage of completion is determined as a ratio of accumulated costs incurred (including materials, labor and overhead) to total estimated costs of the contract. In the event that Management anticipates a loss on a particular contract, such anticipated loss is provided for in full.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

          M.   Research and development

          Research and development costs, net of any grants, are charged to the income statement as incurred.


          N.   Purchased in-process research and development costs (IPR&D)

          Purchased in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed at the date of acquisition, for which technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs", as interpreted by FASB Interpretation No. 4 amounts assigned to purchased in-process research and development meeting the above criteria must be charged to expense at the date of consummation of the purchase business combination.


          O.   Reclassification

          Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.


          P.   Income taxes

          1. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income taxes".

               Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

               Deferred taxes were not recorded in respect of the following matters -

               o Taxes which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies, as no intention to realize such investments exists (see 2 hereunder).

               o Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists (for domestic consolidated subsidiaries, see 2 hereunder).

               o Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9 (f) of SFAS 109.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

          P.   Income taxes (cont'd)

          2. In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the Parent Company's temporary difference relating to earnings in both its domestic subsidiaries and domestic "approved enterprises" as the tax laws provide methods whereby the reported amounts of these investments can be recovered tax-free and the parent company expects that it will ultimately use these methods.

          - Earnings distributed by domestic subsidiaries relating to "approved enterprises" can be transferred to the Parent Company by way of a tax-free merger.

          - Earnings distributed related to the Parent Company's "approved enterprises" are not taxable to the Parent Company in a liquidation as such taxes would be due from the shareholders.

          - Earnings distributed by domestic subsidiaries which are not generated by an "approved enterprise" are not taxable.

          Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.


          Q.   Derivative financial instruments

          The Company enters into foreign currency future contracts, put and call option contracts to reduce the impact of fluctuations of certain currencies against the U.S. dollar resulting primarily from existing trade receivables or from firm commitments not denominated in U.S. dollars and in relation with anticipated transactions. Gains or losses resulting from qualified hedges of firm commitments are deferred and recognized when the hedged transactions occur, while results of transactions which do not meet all the criteria specified in SFAS No. 52 and SFAS No. 80 are recorded as financial income or expense.


          R.   Comprehensive income

          The Company adopted SFAS No. 130, "Reporting Comprehensive income" which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the statements of shareholders' equity and comprehensive income.


          S.   Stock option plan and employee purchase plan

          The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation and interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

          S.   Stock option plan and employee purchase plan (cont'd)

          SFAS No. 123, "Accounting for Stock-based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.


          T.   Accounting change

          Effective January 1, 2000, after giving consideration to guidance provided by SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements", the Company changed certain revenue recognition policies. Changes primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. The cumulative effect of this change for periods prior to January 1, 2000 of $ 27.9 million (net of income taxes of $ 1,000 thousand), or $
          0.31 per share is shown as the cumulative effect of accounting change in the Consolidated Statements of Income. As a result of the adoption of SAB No. 101, the Company has restated the earnings for the first three quarters of the fiscal year ended December 31, 2000.


          U.   Impairment of long-lived assets

          The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to generate by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.


          V.   Net income (loss) per common share

          Basic income (loss) per common share is computed by the dividing net income (loss) for each reporting period by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is computed by dividing net income (loss) for each reporting period by the weighted average number of common shares outstanding during the period plus the effects of potentially dilutive common shares.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

          W.   Commitments and contingencies

          Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.


Note 2 - Short-Term Investments

                                                December 31        December 31
                                                       2000               1999
                                             --------------     --------------
                                             $ in thousands     $ in thousands
                                             --------------     --------------
          Marketable securities (1)                     655             50,456
          Available for sale securities (2)          11,695             40,437
          Short-term deposits                        13,740            136,726
                                             --------------     --------------
                                                     26,090            227,619
                                             ==============     ==============

          (1) Classified as "trading". As at December 31, 2000, includes unrealized holding gain of $ 655 thousand (December 31, 1999 -
               $11,343 thousand unrealized holding loss).

          (2) Net unrealized holding gain in amount of $ 2,028 thousand before tax, credited as comprehensive income directly to the statement of changes in shareholders' equity (December 31, 1999 - 11,171 thousand unrealized holding gain).


Note 3 - Inventories

          Consist of the following:

                                                December 31        December 31
                                                       2000               1999
                                             --------------     --------------
                                             $ in thousands     $ in thousands
                                             --------------     --------------
          Raw materials and components              182,035             94,077
          Work in process                            77,348             46,256
          Finished products                         130,918             45,421
                                             --------------     --------------

                                                    390,301            185,754
                                             ==============     ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 4 - Long-Term Bank Deposits and Receivables, Net of Current Maturities

          A.   Consist of the following:

                                                   Weighted
                                           average interest
                                                 rate as of
                                                December 31        December 31        December 31
                                                       2000               2000               1999
                                             --------------     --------------     --------------
                                                          %     $ in thousands     $ in thousands
                                             --------------     --------------     --------------

          Long-term pledged deposits and trade
           receivables (1)                            5.75%            222,032            147,202
          Less deferred interest income*                                 7,065              5,118
                                                                --------------     --------------
          Total (2)                                                    214,967            142,084
          Less - doubtful trade accounts                                11,404             11,404
          Less - current maturities                                     47,803             28,366
                                                                --------------     --------------
                                                                       155,760            102,314
                                                                ==============     ==============

          The deposits and trade receivables are denominated in U.S. dollars.

          * The deferred interest income derived from the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.

          (1)  Long-term trade receivables and pledged deposits(*) (hereinafter
               - receivables) consist mainly of receivables resulting from sales of the Company's products, providing from three to ten years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in between quarterly to semi-annually payments. The principal is paid accordingly, often after granting a grace period. These receivables are partially secured by trade risk insurance policies.

               (*)The deposits are pledged to a commercial bank and are mainly released simultaneously with, and in amounts equal to, payments on account of the loan extended by the commercial bank to a foreign commercial bank (hereinafter the "customer bank"). The commercial bank served the customer bank as source of financing for the purpose of the sale transaction with the Company.

          (2) December 31, 2000 - includes three customers in the Philippines amounting to $ 27 and $ 13 million each, $ 34 million in Brazil (see 4C below) and certain other customers whose indebtedness does not exceed $10 million per customer.

          In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance and, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables as well as the long-term pledged deposits.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 4 - Long-Term Bank Deposits and Receivables, Net of Current Maturities (cont'd)

          B.   Aggregate maturities are as follows:

                                                December 31
                                                       2000
                                             --------------
                                             $ in thousands
                                             --------------

          First year (current maturities)            47,803
          Second year                                48,591
          Third year                                 37,054
          Fourth year                                32,887
          Fifth year                                 29,404
          Thereafter                                 26,293
                                             --------------
                                                    222,032
                                             ==============


          C. The Company, and its subsidiary (Innowave), has signed an agreement for supply of equipment and vendor financing with a major client of the subsidiary in the amount of US$ 165 million, which will be utilized based on certain supply milestones. Repayment will start three years after the draw down date and will be paid in semi-annual installments over a period of four years (end of maturity after seven years). The interest rate is based on performance measurements (estimated interest rate from 13% in the first years to 11% in the last years).

               In accordance with the agreement, the Company and two other international equipment suppliers received pledges on the communications operating license in the territories, as well as further pledges such as shareholders' guarantees, contracts pledge and revenues pledge. Management estimates that the fair value of the pledges is higher than the book value of debt (see also Note 5B).

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 5 -  Investments

          Consist of the following:

                                                December 31        December 31
                                                       2000               1999
                                             --------------     --------------
                                             $ in thousands     $ in thousands
                                             --------------     --------------
          Affiliated companies (A)                    7,933              3,919
          Convertible notes (B)                      27,000                  -
          Other                                      14,279              1,063
                                             --------------     --------------

                                                     49,212              4,982
                                             ==============     ==============


          A.   Investment in affiliated companies comprises:

                                                December 31        December 31
                                                       2000               1999
                                             --------------     --------------
                                             $ in thousands     $ in thousands
                                             --------------     --------------
          Cost of shares                              6,511                945
          Accumulated losses                         (2,191)              (651)
                                             ---------------------------------
                                                      4,320                294
          Loans                                       3,613              3,625
                                             --------------     --------------

                                                      7,933              3,919
                                             ==============     ==============


          B.   Convertible notes

          The Company has invested in a customer (see Note 4C) parent company, convertible notes in an amount of $27 million. The maturity date of the convertible notes is November 30, 2003 and they bear interest at a rate of 5% per annum, which will be paid on the maturity date. Conversion of the notes will not give the Company significant influence in the said company. The notes can be converted into share capital until the maturity date and will be converted upon an IPO.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 6 -  Property, Plant and Equipment

          Property, plant and equipment consists of the following:

                         Freehold     Machinery         Motor          Office      Leasehold         Total
                         land and           and      vehicles   furniture and   improvements
                        buildings     equipment                     equipment
                      -----------   -----------   -----------   -------------   ------------   -----------
                      $ thousands   $ thousands   $ thousands     $ thousands    $ thousands   $ thousands
                      -----------   -----------   -----------   -------------   ------------   -----------
Cost
Balance at
 beginning of
 year                      44,867       232,863        20,477          19,938         15,798       333,943
Additions                   3,782        45,981         4,469           3,966          9,832        68,030
Additions from
 acquired
 companies*                     -         3,158             -             759             78         3,995
Disposals**                     -       (75,924)       (2,996)         (1,369)           (370)     (80,659)
                      -----------   -----------   -----------   -------------   ------------   -----------
Balance at end
 of year                   48,649       206,078        21,950          23,294         25,338       325,309
                      -----------   -----------   -----------   -------------   ------------   -----------

Accumulated
 depreciation
 and
 amortization
Balance at
 beginning of
 year                       4,141       121,458         7,230           9,782          6,309       148,920
Additions                     950        32,864         3,414           3,430          2,200        42,858
Additions from
 acquired
 companies*                     -           786             -             531             61         1,378
Disposals**                     -       (64,570)       (1,793)         (1,344)           (279)     (67,986)
                      -----------   -----------   -----------   -------------   ------------   -----------
Balance at end
 of year                    5,091        90,538         8,851          12,399          8,291       125,170
                      -----------   -----------   -----------   -------------   ------------   -----------
Undepreciated
 balance at
 December 31,
 2000                      43,558       115,540        13,099          10,895         17,047       200,139
                      ===========   ===========   ===========   =============   ============   ===========
Undepreciated
 balance at
 December 31,
 1999                      40,726       111,405        13,247          10,156          9,489       185,023
                      ===========   ===========   ===========   =============   ============   ===========

*    Including additions from acquired company. (See Note 19).
** Including disposal derived from impairment of assets in an undepreciated amount of $ 10,376 thousands.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 7 -  Software Development Costs

          Capitalization and amortization of software development costs during the years ended December 31, 2000, 1999 and 1998 is comprised as follows:

                                                                   December 31        December 31        December 31
                                                                          2000               1999               1998
                                                                --------------     --------------     --------------
                                                                $ in thousands     $ in thousands     $ in thousands
                                                                --------------     --------------     --------------
          Balance at beginning of year                                  13,559             23,374             25,040
          Capitalization of software development costs
           during the year                                              26,921             15,444             12,905
          Amortization and write-off during the year                   (11,426)           (25,259)           (14,571)
                                                                --------------     --------------     --------------
                                                                        29,054             13,559             23,374
                                                                ==============     ==============     ==============


Note 8 -  Goodwill and Other Intangible Assets, Net

          Consist of the following:

                                                                                      December 31        December 31
                                                                                             2000               1999
                                                                                   --------------     --------------
                                                                                   $ in thousands     $ in thousands
                                                                                   --------------     --------------
          Goodwill, net                                                                   130,523             80,010
          Intangible assets related to acquisitions (Note 19), net                         72,417             60,462
                                                                                   --------------     --------------
          Total goodwill and intangibles (1)                                              202,940            140,472
                                                                                   ==============     ==============

          (1)  Original amount                                                            259,791           162,841
               Less - accumulated
               amortization*                                                               56,851            22,369
                                                                                   --------------     --------------

                                                                                          202,940            140,472
                                                                                   ==============     ==============

          * Including impairments of identified intangible assets related to the business systems division. (See Note 20)

          In the fourth quarter of 1999, the Company and a third party established a partnership for the development of certain products. Until December 2000, the Company did not have control of the partnership (the Company holds 40%). The Company is committed to pay royalties to the Partnership of up to 10% of sales originating in Partnership developments up to double the amount of R&D expenses actually invested in their new value. The Company has the exclusive rights to sell the Partnership products and an option to buy the other partners shares at a price that was agreed between the partners (subject to the exercise date of the option by the Company). At the end of 2000 and in light of the spin off (see Note 1A2) the Company has acquired the other partners' shares and bought the technology rights of the partners (60% in the R&D partnership) in an amount of US$ 18,570 thousand. ECI Telecom Ltd.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 9 -  Long-Term Liabilities

          A.   Convertible notes

          On December 30, 1996, the Company completed a private placement of an aggregate amount of $100,000 thousand of convertible subordinated notes (the "Notes") to three purchasers who are related parties of the Company. During the current year and 1999, $85 million and $15 million of notes were converted, respectively, to 3,400,000 and 600,000 ordinary shares of the Company, respectively.


          B.   Other long-term liabilities

                                                                                      December 31        December 31
                                                                                             2000               1999
                                                                                   --------------     --------------
                                                                                   $ in thousands     $ in thousands
                                                                                   --------------     --------------
          Provision for claim *                                                             6,000              6,000
          Liability for monetary incentive plan **                                              -              1,691
          Other liabilities                                                                   302                 79
                                                                                   --------------     --------------

                                                                                            6,302              7,770
                                                                                   ==============     ==============

          *    See Note 11B(2)
          **   See Note 12C(5a)


Note 10 - Liability for Employee Severance Benefits, Net

          A. Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies)

          Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

          1.   a.   The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposits with the pension fund is based on the components prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 10 - Liability for Employee Severance Benefits, Net (cont'd)

          A. Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies) (cont'd)

               b. As to certain employees of former TTL (see Note 19) who are subject to a union labor agreement, the provision for severance benefits was calculated in accordance with the wage component as defined in the employment contract. Such employees have been entitled by ECI for a period of up to 6 years ending 2005, to additional benefits when and if their employment will be involuntary terminated. After the above-mentioned period, no additional benefits will survive.

          2. In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

               The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

          3. The expenses in respect of severance and pension pay for the years ended December 31, 2000, 1999 and 1998 are $8,458 thousand, $4,477 thousand, and $5,301 thousand respectively.

          Details of the provision and amounts funded relating to other employees:

                                                                                      December 31        December 31
                                                                                             2000               1999
                                                                                   --------------     --------------
                                                                                   $ in thousands     $ in thousands
                                                                                   --------------     --------------
          Provision for severance pay                                                      78,847             71,626
          Amounts funded including accumulated income                                      50,445             47,067
                                                                                   --------------     --------------

                                                                                           28,402             24,559
                                                                                   ==============     ==============

          Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.


          B.   Employees of U.S. consolidated subsidiaries (U.S. companies)

          The subsidiaries sponsors a section 401(K) defined contribution plan or 401(A) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contribution with respect to this plan were $ 2,141 thousand, $977 thousand and $743 thousand in 2000, 1999 and 1998, respectively.


          C.   Employees in the rest of the world

          The provision for severance pay include amounts related to employees in countries other than Israel and U.S. and are calculated in accordance with the rules of the country in which they operate.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 11 - Commitments and Contingencies

          A.   Claims and potential claims

          1. The Company and its subsidiaries are in discussions from time to time with international technology companies ("technology companies") regarding allegations that they are using certain patents owned by the technology companies in its products. Although the Company cannot assess each discussion for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position.

          2. In 2000, a client of a consolidated subsidiary filed a lawsuit against the subsidiary claiming, inter alia, breach of contract, fraud and unfair trade practices. The client alleges it has suffered in excess of $ 20 million in actual damages such as loss of service to its customers, loss of customers and damage to its reputation, which it has asked the court to treble.

               The Company's management, based on the opinion of its legal advisors, is of the opinion that the provisions included in the financial statements are adequate to cover any possible liability resulting from the above lawsuit.

          3. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. Management of the companies, based mainly on opinions of their legal advisors, believe that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and therefore the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.


          B.   TTL acquisition

          1. For certain commitments including contingencies that the Company had undertaken in the TTL acquisition - see Note 19.

          2. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (hereinafter - "comptroller") regarding alleged price fixing and non-competitive practices among TTL, Tadiran and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor (Koor is a significant shareholder of the company and Tadiran). Pursuant to the Restrictive Trade Practices Law - 1988, criminal charges may be commenced and a fine may be levied against an entity or person violating the law. In addition, violators may be liable for damages that are proven as a result of their violation.

               The Department of the Restrictive Trade Practice authority investigators recommended filing criminal charges against certain of the entities or persons investigated in connection with such suspicions. The legal department of the Authority is currently reviewing the investigation material and the recommendation of the investigators. This review may take months and at this time the outcome cannot be predicted.

               Tadiran has agreed to indemnify the Company for damages above $6 million. The Company cannot estimate the results of the investigation before the decision of the comptroller.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 11 - Commitments and Contingencies (cont'd)

          C.   Lease commitments

          The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2000 to 2021 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

          Future minimum annual rental payments which the Company and its subsidiaries are committed to pay under the above leases, at rates in effect at December 31, 2000, are as follows:

          Year ending December 31                       $ in thousands
          -----------------------                       --------------

          2001                                               17,616
          2002                                               14,022
          2003                                               12,495
          2004                                               10,341
          2005 and thereafter                                22,780

          As to rent expense under the Company's leases, see Note 17N.


          D.   Royalty commitments

          1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed at the rates of 3% - 5% (December 31, 2000 - mainly 3.5%) of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants. As at December 31, 2000 such future commitment is approximately US$ 150 million.

          2. The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate, a price per unit sold or as a rate of the system or the family of products sale price. ECI Telecom Ltd.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 11 - Commitments and Contingencies (cont'd)

          E.   Financial instruments

          1.   Off-balance sheet contracts

               The geographical distribution of the Company's operations gives rise to exposure to market risks mainly from changes in foreign currency exchange rates against the dollar. Financial instruments are utilized by the Company to reduce these risks.

               The Company enters into foreign currency future contracts, put and call option contracts to reduce the impact of fluctuations of certain currencies against the U.S. dollar resulting primarily from existing trade receivables or from firm commitments not denominated in U.S. dollars and in relation with anticipated transactions. Gains or losses resulting from qualified hedges of firm commitments are deferred and recognized when the hedged transactions occur, while results of transactions which do not meet all the criteria specified in SFAS No. 52 and SFAS No. 80 are recorded as financial income or expense.

               As at December 31, 2000, the Company has purchased currency futures contracts and foreign exchange options, for various lengths of time, as a hedge against sales contracts receivable, firm commitments and anticipated transaction as follows:

               Forward exchange contracts

               - Obligation to sell Pounds Sterling 22,500 thousand for a total amount of US$ 32,843 thousand.
               - Obligation to sell Euro currency 56,869 thousand for a total amount of US $ 49,612 thousand.

          In addition, the Company entered into certain put and call option strategies for buying US$ 72,285 thousand for Euro currency 84,236 thousand.

          The fair value and the carrying amount of the off-balance sheet instruments result in a loss of US$ 4,238 thousand and a liability of US$ 2,992 thousand, respectively. (December 31, 1999 - $1,342 thousand and $ 1,800 thousand, respectively)

          The fair value of foreign currency contracts is estimated using quoted exchange rate futures and quoted market prices (option).

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 11 - Commitments and Contingencies (cont'd)

          E.   Financial instruments (cont'd)

          2.   Concentrations of credit risk

               Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, currency futures contracts and trade accounts receivable.

               The Company maintains cash and cash equivalents, short and long-term investments, future contracts and certain other financial instruments with various major financial institutions.

               These major financial institutions are located throughout Israel, U.S.A. and Europe, and the Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions and the value of business transacted with them.

               With respect to trade accounts receivable, credit risk is limited due to the large number and geographical dispersion of the Company's customer base, as well as allowances for doubtful accounts which have been provided. With respect to long-term receivables (including deposits) (see Note 4), the Company believes that there is limited credit risk exposure since these customers are large telecommunications providers which operate in countries where the telecommunications market is anticipated to grow.

          3.   Fair value of financial instruments:

               In managements estimation, except for off-balance sheet financial instruments (see E1 above) the estimated fair value of the Company's financial instruments did not materially differ from their respective carrying amounts as at December 31, 2000 and 1999.

               Considerable judgement is required in determining the estimates of fair value. The management used certain estimates provided herein, that are not necessarily indicative of amounts that could be realized in a current market exchange.

               - Cash and cash equivalents, short-term investments, trade receivables, other accounts receivable, trade payables, other payables, advances from customers:

               The carrying amounts approximate the fair value because of the short maturity of those instruments.

               -    Long-term receivables or debt:

               Book values approximate fair value since the average interest rate in relation to long-term receivables or debt are not materially different from those which are applicable or offered at the balance sheet date.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 11 - Commitments and Contingencies (cont'd)

          F.   Capital expenditure commitments

          The Company and its consolidated subsidiaries in Israel are incurring capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 2000, the Companies are committed to invest approximately US$ 26,425 thousand pursuant to these programs. Completion of such investment programs will provide tax benefits in the future (see Note
          15A1).


          G.   Purchase commitments

          At December 31, 2000, commitments for purchase of materials and for acquisition of property, plant and equipment aggregated $ 335,674 thousand (December 31, 1999 - US$ 107,097 thousand).


          H.   Guarantees

          1. At December 31, 2000, the Company has granted guarantees to third parties in the sum of $ 10,768 thousand mainly as guarantees for tenders which the Company has attained or in which it participates.

          2. The Company also maintains certain third-party guarantees (primarily with banks) to support its performance obligations under customer contracts. As at December 31, 2000, these guarantees approximated $ 35,381 thousand.


          I.   Consolidated company stock options

          As at December 31, 2000, Ectel Ltd. a subsidiary traded on a US stock exchange, and an additional subsidiary, have options which were granted to their employees and which are convertible into ordinary shares. If all the option warrants are exercised into shares, the rate of holding of the Company may decrease from 74% to 67% and from 100% to 90%, respectively. If the said options are converted into shares of the said subsidiaries the Company will not incur a loss from the reduction in its rate of holding therein.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 12 - Shareholders' Equity

          A.   Authorized, issued and outstanding shares

                                                          Authorized
                                                  ---------------------------
                                                  December 31     December 31
                                                         2000            1999
                                                  -----------     -----------
                                                        Number of shares
                                                  ---------------------------
          (NIS 0.12 par value each per share)     200,000,000     200,000,000
                                                  ===========     ===========

          1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the NASDAQ.

          2. For details of the issued share capital and treasury stock, see Statement of Changes in Shareholders' Equity.

          3. During 2000, the Company issued 3,400,000 ordinary shares in connection with the conversion of convertible notes (see Note
               9A), as well as 324,246 shares upon exercise of employee options.


          B.   Dividends

          Dividends may be paid by the Company only out of retained earnings. There are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 12 - Shareholders' Equity (cont'd)

          C.   Share incentive and stock option plans

          1.a  ECI Plan

          The Company's current Key Employee Share Incentive Plan (the "ECI Plan") was adopted by the shareholders at the Annual General Meeting held on August 29, 1991. The ECI Plan will expire on December 31, 2011.

          The ECI Plan provides that options may be granted to any employee, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

          Under the terms of the ECI Plan, as of December 31, 2000, subject to shareholders approval, the Company is authorized to grant options for a total of 14,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability).

          The exercise price per share under the options awards to be determined on the date of grant provided that such price shall not be less than 80% of the fair market value on such date.

          In order to provide a framework for the grant of options to consultants and contractors of the Company as may be recommended to the Board of Directors by management, a new sub-plan under the ECI Plan (the "Consultant and Contractor Sub-Plan") was approved by the Board of Directors in November 2000. The terms and conditions of the Consultant and Contractor Sub-Plan are identical to those of the ECI Plan, except for certain paragraphs of the ECI Plan which are applicable only to employees of the Company. The Consultant and Contractor sub-Plan is intended to be a Non-Qualified Plan, i.e., a plan which is not designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 12 - Shareholders' Equity (cont'd)

          1.b  Stock options under the ECI Plan are as follows:

                                                                   December 31        December 31        December 31
                                                                          2000               1999               1998
                                                              ----------------   ----------------   ----------------
                                                              Number of shares   Number of Shares   Number of Shares
                                                              ----------------   ----------------   ----------------
          Total number authorized                                   14,760,700          5,800,000          5,800,000
          Options unexercised at beginning of year                  (3,189,850)        (2,387,750)        (1,911,650)
          Exercised till beginning of year                          (1,795,482)        (1,466,582)        (1,176,532)
          Granted                                                   (9,010,033)        (1,251,000)          (872,650)
          Cancelled                                                     22,750            120,000            106,500
                                                                --------------     --------------     --------------
          Authorized for future grant at end
           of year                                                     788,085            814,668          1,945,668
                                                                ==============     ==============     ==============

          Exercised during the current year *                          233,500            328,900            290,050
                                                                ==============     ==============     ==============

          * Average price of options exercised
             during the year                                      $      19.12       $      16.89       $      15.22
                                                                ==============     ==============     ==============

          Options unexercised at end of year                        11,943,633          3,189,850          2,387,750
                                                                ==============     ==============     ==============

          Options may be exercised as follows (1):
          First year or thereafter                                   5,631,498          1,364,100          1,061,100
          Second year or thereafter                                  3,506,067          1,130,750            709,900
          Third year or thereafter                                   2,806,068            695,000            541,750
          Fourth year or thereafter                                          -                  -             75,000
                                                                --------------     --------------     --------------

                                                                    11,943,633          3,189,850          2,387,750
                                                                ==============     ==============     ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 12 - Shareholders' Equity (cont'd)

          C.   Share incentive and stock option plans (cont'd)

          1.b  Stock options under the ECI Plan (cont'd)

          (1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                                   December 31        December 31        December 31
                                                                          2000               1999               1998
                                                              ----------------   ----------------   ----------------
                                                              Number of shares   Number of Shares   Number of Shares
                                                              ----------------   ----------------   ----------------
               $ 7.60 per share                                          8,000              8,000              8,000
               $ 7.61 per share                                          5,600              5,600              6,800
               $14.02 per share                                         16,000             17,000             22,000
               $14.93 per share                                        210,750            214,750            264,750
               $15.01 per share                                         31,200             31,200             92,800
               $15.19 per share                                          4,000              4,000              5,000
               $17.00 per share                                        142,650            263,900            444,500
               $18.70 per share                                         20,000             29,250             51,750
               $20.81 per share                                        528,250            571,000            635,000
               $21.00 per share                                        501,433            445,000            470,000
               $23.85 per share                                         10,000                  -                  -
               $24.00 per share                                         46,000                  -                  -
               $24.25 per share                                         23,000             40,500             45,500
               $25.19 per share                                         10,000                  -                  -
               $26.00 per share                                        150,000            150,000            150,000
               $26.38 per share                                         30,000             30,000                  -
               $26.66 per share                                      6,330,200                  -                  -
               $27.51 per share                                        655,500                  -                  -
               $28.50 per share                                        725,400                  -                  -
               $29.00 per share                                        533,000                  -                  -
               $29.53 per share                                      1,110,000          1,110,000                  -
               $30.00 per share                                        352,500            161,500             68,500
               $31.00 per share                                         11,000             11,000                  -
               $32.00 per share                                         89,150             97,150            123,150
               $35.00 per share                                        200,000                  -                  -
               $40.00 per share                                        200,000                  -                  -
                                                                --------------     --------------     --------------

                                                                    11,943,633          3,189,850          2,387,750
                                                                ==============     ==============     ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 12 - Shareholders' Equity (cont'd)

          C.   Share incentive and stock option plans (cont'd)

          2.a  ECI U.S. Plan

          At the Annual General Meeting held on August 29, 1991, the shareholders also approved a Key Employee Incentive Stock Option Plan for the Company's wholly-owned U.S. subsidiary, ECI Telecom Inc. (the "ECI U.S. Plan"). Under the ECI U.S. Plan, any officer, management or other key employee of ECI Telecom Inc. may participate in the ECI U.S. Plan.

          Under the terms of the ECI U.S. Plan, the Company is authorized to grant options for a total of 400,000 shares, subject to the anti-dilution adjustments. The exercise price per share under the option awards is to be determined on the dates of grant, provided that
          (1) in the case of options which qualify as "incentive stock options" as defined in the Code, such price shall not be less than the fair market value on such date, and (2) in the case of options which do not qualify as incentive stock options, such price shall not be less than 80% of the fair market value on such date.

          2.b  Stock options under the ECI U.S. Plan are as follows:

                                                                   December 31        December 31        December 31
                                                                          2000               1999               1998
                                                              ----------------   ----------------   ----------------
                                                              Number of shares   Number of Shares   Number of Shares
                                                              ----------------   ----------------   ----------------
               Total number authorized                                 400,000            400,000            400,000
               Options unexercised at beginning of year               (170,500)          (119,500)          (101,500)
               Exercised till beginning of year                        (75,750)           (58,250)           (44,000)
               Granted during the year                                       -            (78,000)           (60,000)
               Cancelled during the year                                42,000              9,500             27,750
                                                                --------------     --------------     --------------

               Available for future grants at end of year              195,750            153,750            222,250
                                                                ==============     ==============     ==============

               Exercised during the current year *                      30,500             17,500             14,250
                                                                ==============     ==============     ==============

               * Average price of options exercised
                  during the year                                    $   17.14           $  17.24            $  18.7
                                                                ==============     ==============     ==============
               Options unexercised at end of year                       98,000            170,500            119,500
                                                                ==============     ==============     ==============
               Options may be exercised as follows (1):
               First year or thereafter                                 75,500             75,500             70,000
               Second year or thereafter                                22,500             60,000             29,250
               Third year or thereafter                                      -             35,000             20,250
                                                                --------------     --------------     --------------

                                                                        98,000            170,500            119,500
                                                                ==============     ==============     ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 12 - Shareholders' Equity (cont'd)

          C.   Share incentive and stock option plans (cont'd)

          (1)  To be paid as follows:

                                                                   December 31        December 31        December 31
                                                                          2000               1999               1998
                                                              ----------------   ----------------   ----------------
                                                              Number of shares   Number of Shares   Number of Shares
                                                              ----------------   ----------------   ----------------
               $17.00 per share                                         28,000             56,000             74,000
               $18.70 per share                                              -              2,500              5,000
               $23.88 per share                                          6,000              6,000                  -
               $26.37 per share                                          5,000              7,000                  -
               $27.96 per share                                          2,000              2,000                  -
               $28.12 per share                                         15,000             15,000                  -
               $29.12 per share                                          2,000             17,000                  -
               $31.00 per share                                         20,000             30,000                  -
               $32.00 per share                                         19,000             34,000             40,500
               $32.94 per share                                          1,000              1,000                  -
                                                              ----------------   ----------------   ----------------
                                                                        98,000            170,500            119,500
                                                              ================   ================   ================

          3.a  TTL Plan

               As a result of the Merger with TTL, the Company has options outstanding which were originally granted before the Merger under plans established by TTL (TTL plans) and subsequently converted into the Company's options at the same ratio as that for the share of TTL.

               TTL Plans provide that from the time an optionee is entitled to exercise the options, he or she shall have the right to exercise all or part of the options until the expiration of the fifth anniversary of the date on which the option was granted ("the Grant Date"). All of the options expire on the fifth anniversary of their respective Grant Dates.

               As a result of the Merger, optionees under the TTL Plans hold options for the purchase of 691,779 shares of the Company.

               Before the closing of the Merger, optionees were given the opportunity to participate in an arrangement called an "Exchange Program". Optionees choosing to participate in the Exchange Program exercised their options and were given the option ("the Put Option") to sell those shares to a trustee (the same trustee with which the options were deposited in accordance with the terms of the Plans) at a price of $39.35 per share ("the Put Price"). The Put Option was exercisable during the three-month period beginning March 16, 2000. In order to pay the Put Price, the trustee was to sell the related shares to the Company at the market price on the Nasdaq, but no less than $32.90. To the extent that the net proceeds from such sale are equal to or less than $38.35, Tadiran agreed to pay the trustee up to a maximum of $5.45 per share and the Company agreed to pay up to $1 per share.

               No additional options are authorized to be granted under the TTL Plans.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 12 - Shareholders' Equity (cont'd)

          C.   Share incentive and stock option plans (cont'd)

          3.b  Stock Options under the TTL Plan are as follows:

                                                                   December 31        December 31
                                                                          2000               1999
                                                              ----------------   ----------------
                                                              Number of shares   Number of Shares
                                                              ----------------   ----------------
          Total number authorized and granted                          691,779            691,779
          Options exercised (under the exchange program)              (530,811)          (470,565)
                                                                --------------     --------------

          Options outstanding and exercisable at end of year           160,968            221,214
                                                                ==============     ==============

          Price range of options outstanding at end of year       $23.16-36.47       $23.16-36.47
                                                                ==============     ==============

          Average price of options exercised during year                $26.91             $26.70
                                                                ==============     ==============


          4.a  Fair value method

               In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

               As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during 2000 to be US$ 12.22. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                                                        Option           Expected          Risk free
               Year of grant                                              term         volatility      interest rate
               -------------                                    --------------     --------------     --------------

               2000                                                          5               78.8              6.00%
               1999                                                          5               58.3              6.00%
               1998                                                          5               52.5              5.25%

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 12 - Shareholders' Equity (cont'd)

          C.   Share incentive and stock option plans (cont'd)

          4.b Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net income and earnings per share would have reduced to the pro forma amount below:

                                                                               Year ended December 31
                                                                ----------------------------------------------------
                                                                          2000               1999               1998
                                                                ----------------------------------------------------
               Net income (loss) ($ in thousands)
               As reported                                             (91,410)           102,519            156,162
               Pro forma                                              (147,195)            91,010            150,585

               Basic earnings (loss) per share ($)
               As reported                                               (1.00)              1.12               2.03
               Pro forma                                                 (1.60)              1.00               1.96

               Diluted earnings (loss) per share ($)
               As reported                                               (1.00)              1.11               1.97
               Pro forma                                                 (1.60)              1.00               1.90

               The above pro forma amounts relate only to options granted since the beginning of 1995.

          5.a. Other plans

               During 1998 and 1997 the Board of Directors approved a general monetary incentive plan, according to which certain company employees, to be determined by Management, will receive a certain number of incentive units (Phantom shares).

               Under this plan the holder of an incentive unit will be entitled to a cash bonus, equal to the difference between a base price of the Company shares and the market price of the shares on the date of exercise.

               Each such portion will be exercisable in three equal parts, at the end of two, three and four years respectively from date of grant of the relevant units.

               During 2000, the Company granted these employees the right to convert the phantom shares into options at the same base price. Most of the employees have elected to exercise this right. Such options are included and disclosed in C.1 above.

               As of December 31, 2000, a total of 81,667 incentive units were held by employees. The cost of the incentive unit plan is recognized by the Company over the period of the plan.

               Due to the decline in the market price of the Company's shares below the base price, no provision has been recorded.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 12 - Shareholders' Equity (cont'd)

          C.   Share incentive and stock option plans (cont'd)

          5.b. Employee Stock Purchase Plan ("ESPP")

               In July 2000, the ECI Telecom Ltd. 2000 Employee Stock Purchase Plan was approved. The ESPP permits all employees to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period.

               During 2000, two plan periods commenced. One of them, which resulted in the issuance of 203,887 ordinary shares, was realized on November 30, 2000 and the other one will be realized in February 2001, which will result in an issuance of 287,705 Ordinary shares.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 13 - Balances in Currencies Other Than the Dollar

                                  December 31, 2000                                 December 31, 1999
                   -----------------------------------------------   -----------------------------------------------
                       Israeli currency           Foreign currency       Israeli currency           Foreign currency
                   --------------------   ------------------------   --------------------   ------------------------
                   Linked(*)   Unlinked     Euro   Pounds   Others   Linked(*)   Unlinked     Euro   Pounds   Others
                                                 Sterling                                          Sterling
                   ---------   --------   ------ --------   ------   --------    --------   ------ --------   ------
                                                            $ in thousands
                   -------------------------------------------------------------------------------------------------
Assets

Trade receivables     10,379     34,344   57,538    6,780   11,054      8,721      22,004   24,895   21,468   11,826
Other current
 Assets                    -      4,867    5,665    3,925    4,024     24,617      17,042   14,210    2,603    1,986
                      ------    -------   ------   ------   ------     ------     -------   ------   ------   ------
                      10,379     39,211   63,203   10,705   15,078     33,338      39,046   39,105   24,071   13,812
                      ======    =======   ======   ======   ======     ======     =======   ======   ======   ======
Liabilities

Trade payables           613     82,887   15,874      224   12,494        709      66,679      646      782    2,836
Other current
 Liabilities              43     73,256    3,041    1,297   13,379          -      56,859    1,982    5,222    7,556

Long-term
 Liabilities
 (including current
 maturities)          28,393          -      295        -        -     22,839           -        -        -        -
                      ------    -------   ------   ------   ------     ------     -------   ------   ------   ------

                      29,049    156,143   19,210    1,521   25,873     23,548     123,538    2,628    6,004   10,392
                      ======    =======   ======   ======   ======     ======     =======   ======   ======   ======

*    Linked to the Israeli CPI.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 14 - Charges (Assets Pledged)

          Some of the Company's existing and future indebtedness to certain Israeli banks are secured by Negative Pledges for unlimited amounts on all of the Company's assets. In accordance with the terms of the Negative Pledges, the Company is committed to maintain certain financial covenants with respect to shareholders' equity, the ratio of shareholders' equity to total assets, current ratio and operating income as a percentage of sales.

          As to deposit pledged - see Note 4A.

          As to restricted short - term investments - see Note 17B.

          For subsequent pledge and credits - see Note 22.


Note 15 - Taxes on Income

          A.   Tax programs under various Israeli tax laws:

          1. Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

               Pursuant to the above Law the Company and its Israeli subsidiaries are entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

               A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the above Law. According to the Law, the Company is entitled to a tax benefit, which grants it a reduced tax rate of 20% for a specific period (Alternative A). The Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" and reduced tax rates (currently - 20%) based on the level of foreign ownership, for specified periods (alternative B), all of the approved enterprises which currently entitle the Company to benefits are under alternative B.

               The period of benefits in respect of most of the Company's production facilities will terminate in the years 2001-2011. The Company's current investments in development facilities are made under new approvals.

               In 2000, approximately 71% of the cost of production facilities of the Company represented approved enterprise facilities (1999 - 70%).

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 15 - Taxes on Income (cont'd)

          A.   Tax programs under various Israeli tax laws: (cont'd)

               In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2000, a distribution of all accumulated profits in excess of approximately US$ 123 million from retained earnings as a cash dividend would result in an additional tax expense which would approximate US$ 92.5 million as the tax rate which applies to such distribution would be 20%. Effectively such dividend distribution would be reduced by the amount of the tax. The benefits are related to the "Approved Enterprise" according to the turnover growth from plan to plan.

               In 1999 the tax authority published instructions that allowed R&D companies under some conditions to reduce the base turnover by 10% for each year beginning 1996 till year 2001. Those instructions are reducing the effective tax rate due to the reducing turnover at the full tax rate.

          2. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

               Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a "Foreign Investors' Company", as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its subsidiaries are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israel CPI).

          3. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

               The Company is an "Industrial Company" as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

          4.   Tax rates applicable to income from other sources in Israel.

               Income not eligible for "Approved Enterprise" benefits as mentioned above is taxed at the ordinary tax rate of 36%.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 15 - Taxes on Income (cont'd)

          B.   Non-Israeli subsidiaries

               Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.


          C.   Taxes on income from continuing operations

               Taxes on income included in the consolidated statement of income comprise the follows:

                                                                              Year ended December 31
                                                                ----------------------------------------------------
                                                                          2000               1999               1998
                                                                --------------     --------------     --------------
                                                                $ in thousands     $ in thousands     $ in thousands
                                                                --------------     --------------     --------------
          Current taxes relating to-
          The Company and its Israeli subsidiaries                       5,088              4,576              2,945
          Foreign subsidiaries                                             522              2,190             12,308
                                                                --------------     --------------     --------------

                                                                         5,610              6,766             15,253
                                                                --------------     --------------     --------------
          Deferred taxes relating to -
          The Company and its Israeli subsidiaries                      (9,493)               422               (612)
          Foreign subsidiaries                                           4,299                (79)            (1,786)
                                                                --------------     --------------     --------------

                                                                        (5,194)               343             (2,398)
                                                                --------------     --------------     --------------
                                                                           416              7,109             12,855
                                                                ==============     ==============     ==============


          D. Income (loss) from continuing operations before income tax provision

                                                                              Year ended December 31
                                                                ----------------------------------------------------
                                                                          2000               1999               1998
                                                                --------------     --------------     --------------
                                                                $ in thousands     $ in thousands     $ in thousands
                                                                --------------     --------------     --------------
          The Company and its Israeli subsidiaries                     (33,270)           178,728            169,455
          Foreign subsidiaries                                         (26,596)            (2,373)            25,957
                                                                --------------     --------------     --------------

                                                                       (59,866)           176,355            195,412
                                                                ==============     ==============     ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 15 - Taxes on Income (cont'd)


          E. Reconciliation of the statutory tax (benefit) to actual tax expense

               A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A4 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

                                                                              Year ended December 31
                                                                ----------------------------------------------------
                                                                          2000               1999               1998
                                                                --------------     --------------     --------------
                                                                $ in thousands     $ in thousands     $ in thousands
                                                                --------------     --------------     --------------
          Income (loss) from continuing operations
           as reported in the consolidated statements
           of income                                                   (59,866)           176,355            195,412
                                                                ==============     ==============     ==============

          Theoretical tax on the above amount (36%)                    (21,551)            63,488             70,348

          Tax effect of non-Israeli subsidiaries                         2,486              2,752              6,213

          Current losses - for which no deferred tax benefit has
           been recorded                                                 7,081                  -                  -

          Deletion of deferred taxes from prior years                    4,340                  -                  -

          Utilization of capital losses for which no deferred
           taxes were recorded                                         (12,909)                 -                  -

          Tax benefit arising from the "Approved
           Enterprise"                                                  (3,585)           (91,726)           (90,907)

          Increase in taxes resulting from permanent
           differences, (mainly intangibles) net                        27,116             35,824                531

          Adjustments arising from differences in the
           basis of measurement for tax purposes and
           for financial reporting purposes and other*                  (2,562)            (3,229)            26,670
                                                                --------------     --------------     --------------

          Taxes on income for the reported year                            416              7,109             12,855
                                                                ==============     ==============     ==============

          *    Resulting from the difference between the changes in the Israeli
               CPI which forms the basis for computation of taxable income of the Company and its Israeli subsidiaries - (see A2 above) and the exchange rate of Israeli currency relative to the dollar.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 15 - Taxes on Income (cont'd)

          F.   Components of deferred income tax

          (1) As at December 31, 2000 and December 31, 1999, deferred income tax consists of future tax assets (liabilities) attributable to the following:

                                                                   December 31        December 31
                                                                          2000               1999
                                                                --------------     --------------
                                                                $ in thousands     $ in thousands
                                                                --------------     --------------
          Deferred tax assets:
          Tax credit carryforwards                                       3,626              3,626
          Capital loss carrryforward                                    32,400             46,800
          Operating loss carryforward(4)                                39,198             18,033
          Vacation pay accruals and severance pay fund                   6,375              4,393
          Depreciation                                                   2,870              2,923
          Inventory obsolescence                                         2,675              5,187
          Eliminated inter company profits (1)                           2,691              1,628
          Loss on disposition of discontinued operations                     -             11,296
          Other                                                          8,579              4,115
                                                                --------------     --------------

          Gross total deferred tax assets (2)                           98,414             98,001
          Valuation allowance for deferred tax assets (3)              (76,141)           (78,249)
                                                                --------------     --------------

          Net deferred tax assets                                       22,273             19,752
                                                                --------------     --------------

          Deferred tax liabilities:
          Software development costs                                    (2,716)            (6,138)
          Depreciation                                                    (261)                 -
          Amortization of intangibles                                        -               (955)
          Other                                                           (224)                 -
                                                                --------------     --------------
          Net deferred tax liabilities                                  (3,201)            (7,093)
                                                                --------------     --------------
          Deferred income tax, net(5)                                   19,072             12,659
                                                                ==============     ==============

     (1) This deferred taxes relates to intercompany transactions that have no impact on the consolidated income statement.
     (2) Long-term deferred taxes are included in the other assets of the balance sheet.
     (3) The valuation allowance is in respect of capital loss carryforward, depreciation related to foreign property and miscellaneous tax credits. Management believes that it is more likely than not that a portion of the deferred tax asset will not be realized and the net deferred tax will be realized.
     (4) In the opinion of the Company's management based on its past operating experience of the Company, as well as the expected budget for 2001, utilization of the operating losses for tax purposes in the future are probable.
     (5) Including deferred taxes attributed to"available for sale" securities and the cumulative effect as at the beginning of the year due to a change in accounting method.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

          Note 15 - Taxes on Income (cont'd)

          F.   Components of deferred income tax (cont'd)

          (2) At December 31, 2000, the Company had, for tax purposes, operating loss carryforwards, capital loss carryforwards, general business and minimum alternative carryforwards of US$ 160,201 thousand, US$ 90,000 thousand, US$ 2,740 thousand and US$ 886 thousand, respectively. The capital loss carryforwards expire in 2006. The general business and other credit carryforwards expire over the period 2001 through 2009. A portion of the federal net operating loss carryforwards expires over 15 years beginning in 2011 and the rest remains available indefinitely. The alternative minimum tax carryforward remains available indefinitely.


          G.   Tax assessment

          Final tax assessments have been received by some of the Israeli companies through the 1992 tax year.


          H.   Demerger structure plan

          At the end of 2000, the Company submitted a request to the tax authorities in Israel for approval of the Demerger Plan as described in Note 1A2, according to which the Demerger will be a tax free event in Israel. As part of the Demerger Plan, the Company will capitalize the retained earnings from approved enterprises to a capital reserve which cannot be distributed in cash. According to Israeli tax law, some shareholders will not be permitted to perform material transactions in their shares in the Company or those of the spun-off entities as well as disposals of major assets and operations by the Company or by the spun off entities themselves, for a period of two years following the demerger date. In addition, the Company is in discussions with the tax authorities to sructure a model which will preserve the tax benefits and analyze the effects of the Demerger on the subsidiaries outside Israel.

          As at the date of the issuance of the financial statements, no written approval of the plan had been received from the tax authorities in Israel and there is no certainty that they will accept the plan as submitted by the Company.


Note 16 - Related Party Transactions

          Related parties are comprised of principal shareholders (10% and up of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company. Transactions with related parties are mainly as follows:

          a. Sales of certain of the Company's products and expenses related to such sales.

          b.   Interest payable on convertible capital notes and other credits.

          c.   Buildings and rentals.

          All transactions with related companies were in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 16 - Related Party Transactions (cont'd)

A.       Balances due to or from related parties:

                                                                   December 31        December 31
                                                                --------------     --------------
                                                                          2000               1999
                                                                --------------     --------------
                                                                $ in thousands     $ in thousands
                                                                --------------     --------------
          Assets:
          Trade receivables                                             11,167              9,700
          Other receivables                                              1,819              2,760
          Loans to affiliates (Note 5)                                   3,613              3,625

          Liabilities:
          Trade payables                                                   151                 47
          Other payables                                                 9,490              2,173
          Convertible note                                                   -             85,000


          B.   Income from, and expenses to, related parties:

                                                                              Year ended December 31
                                                                ----------------------------------------------------
                                                                          2000               1999               1998
                                                                --------------     --------------     --------------
                                                                $ in thousands     $ in thousands     $ in thousands
                                                                --------------     --------------     --------------
          Sales                                                          8,950             16,950             22,957
          Cost of sales                                                  5,216              7,824             11,331
          Selling and marketing expenses                                 7,331              2,912              2,755
          General and administrative expenses                            2,406                141                 40
          Financial expenses                                                80              3,938              4,677
          Financial income                                                 178                412                251


          C.   Purchase of equipment                                         -                 35                 16


          D. The Company has arm's-length banking relationships with a number of Israeli Banks, one of which is a substantial shareholder of a significant shareholder. The amounts stated above do not include transactions with this bank.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information

          Balance sheet:

          A.   Cash and cash equivalents

          Including deposits of $203,724 thousand at December 31, 2000 (December 31, 1999 - $203,325 thousand).


          B.   Short-term investments

          Including restricted balances of $9,970 thousand at December 31, 2000 (December 31, 1999 - $5,441 thousand).


          C.   Trade receivables

          Net of provision for doubtful accounts of $ 23,681 thousand at December 31, 2000 (December 31, 1999 - $11,861 thousand).


          D.   Other receivables

                                                                   December 31        December 31
                                                                --------------     --------------
                                                                          2000               1999
                                                                --------------     --------------
                                                                $ in thousands     $ in thousands
                                                                --------------     --------------
          Employees                                                      4,564              2,925
          Chief Scientist                                                5,487             13,918
          Deferred income tax                                           14,344              7,136
          Tax authorities                                               15,386              7,876
          Accrued income                                                13,452              3,651
          Advances to suppliers                                          3,705              4,710
          Others                                                         9,249             57,581
                                                                --------------     --------------
                                                                        66,187             97,797
                                                                ==============     ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

          E.   Short-term credits

          Consist of the following:

                                                                   December 31        December 31
                                                                --------------     --------------
                                                                          2000               1999
                                                                --------------     --------------
                                                                $ in thousands     $ in thousands
                                                                --------------     --------------
          In U.S. dollars (*)                                          231,801                137
                                                                ==============     ==============

          (*) At the end of year 2000, the Company took short-term "on call" loans from banks. The loans were given under the negative pledge arrangement (see Note 14), and bear an average annual interest rate of
          6.9 %.


          F.   Other payables and accrued liabilities

          Consist of the following:

                                                                   December 31        December 31
                                                                --------------     --------------
                                                                          2000               1999
                                                                --------------     --------------
                                                                $ in thousands     $ in thousands
                                                                --------------     --------------
          Employees and social benefits                                 53,817             56,535
          Chief Scientist                                               16,177             13,071
          Tax authorities                                               20,346             17,845
          Commissions payable                                           28,198             34,131
          Advances from customers                                        5,688              1,855
          Proposed dividend                                                  -              4,505
          Warranty accrual                                              10,824              9,186
          Provisions related to TTL's acquisition (see Note 19)          5,643              9,312
          Excess of liabilities over assets from
           discontinued operations                                           -              1,011
          Accrued expenses                                              38,948             18,638
          Deferred income                                                2,762                  -
          Other payables and accrued liabilities                        29,787              6,977
                                                                --------------     --------------

                                                                       212,190            173,066
                                                                ==============     ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

          G.   Disclosures about segments and related information

          1.   Segments Activities Disclosure:

               As part of the Company reorganization and the demerger decision, ECI changed the composition of its segments to reflect the re-organization in the Company (see note 1A2). Prior years disclosures have been restated for consistent presentation.

               Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&Ls) prepared on a basis inconsistent with U.S. generally accepted accounting principles.

               Hereunder the Company's segments:

               Lightscape Networks (optical networks) (NS) -
               Lightscape is a supplier of intelligent optical networking solutions for the metro and regional optical markets. Lightscape provides fully managed and scalable optical networks allowing "just on time" seamless coupling of network growth to the changing service needs of the operator, while delivering a variety of services (Lambda, data, voice, video) over DWDM, Sonet/SDH or Gigabit Ethernet interfaces.


               Enavis Networks (transport networks) (EN) -
               Enavis is focused on providing bandwidth management solutions. Its current flagship product is the T::DAX, digital cross connect platform. Enavis provides networks management systems and manufactures advanced digital cross - connect systems, multiplexers and transcoders, and other products.


               InnoWave Wireless Systems (IW)

               InnoWave delivers innovative, high-quality, and cost-effective Wireless Local Loop ("WLL"). The technology includes narrowband and wideband solutions specifically developed to address the distinct requirements of incumbent operators and competitive access providers ("CAPSs").

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

          G.   Disclosures about segments and related information (cont'd)

          1.   Segments Activities Disclosure: (cont'd)

          Inovia Telecoms (INO)

          Inovia focuses on offering a wide variety of narrowband and broadband solutions for the access environment via the Multi-service Access Gateway. Hi-Focus, its leading product, provides applications such as fast Internet, VoDSL, TVoDSL and video-on demand. Inovia's customers include world-leading telecommunications providers.


          NGTS

          Next Generation Telephony Solutions (NGTS) is dedicated to bringing real carrier class, toll quality solutions and value to packet telephony (voip & voatm). NGTS's offering includes a full middleware solution (media gateways, 'softswitch', and back office systems) integrated with third party value added services.


          ECtel

          ECtel is a developer and provider of Quality of Service (QoS) and performance monitoring, fraud prevention and billing mediation solutions for telecom service providers worldwide.


          ECI Industries (other)

          ECI Industries and Holding operates the manufacturing for the above divisions and holding through investments which are not identified with any of the operational segments. The manufacturing is not a reportable segment and its production costs are part of the cost of the operational division as a subcontractor. The other activities including mainly the business systems division which operates in business and residential telephony equipment and systems, including PABX for the international and domestic markets. Furthermore this segment include headquarter expenses.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

          G.   Disclosures about segments and related information (cont'd)

          2.   Operational segments P&L disclosure:

          The following financial information is the information that the management uses for analyzing the results. The figures are presented in consolidated method as presented to the management.

          P&Ls by operating income:

                                                                   Year ended December 31, 2000
                             -------------------------------------------------------------------------------------------------------
                                      NS           EN           IW          INO         NGTS         ECTL        Other  Consolidated

                             $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands

Revenues                         256,726      151,811      111,504      271,970      158,601       57,203      162,503    1,170,318
                             ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========
Gross profit                     119,974       82,833       50,049       15,426      102,375       35,116       44,771      450,544
Operating expenses               104,419       65,651       56,430      103,292       94,643       26,941       30,235     481,611
Impairment of assets                   -            -            -        1,568          630            -       20,770      22,968
Restructuring and Spin-off
 expenses                            855        2,623        1,651        2,872        3,129            -       14,934      26,064
Purchase of in-process
 research and development              -            -        8,270       20,500            -            -            -      28,770
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating profit (loss)           14,700       14,559     (16,302)     (112,806)       3,973        8,175     (21,168)     (108,869)
                             ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                   Year ended December 31, 1999
                             -------------------------------------------------------------------------------------------------------
                                      NS           EN           IW          INO         NGTS         ECTL        Other  Consolidated

                             $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands

Revenues                         231,655      118,438       95,630      204,444      305,920       41,226      117,282    1,114,595
                             ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

Gross profit                     113,164       68,021       53,898       50,165      237,066       22,855       49,691      594,860
Operating expenses                83,571       46,145       41,256       75,715       78,119       18,047       43,023      385,876
Restructuring expenses                 -            -            -       14,947            -            -            -       14,947
Purchase of in-process
 research and development              -       54,142       32,486            -            -            -          699       87,327
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating profit (loss)           29,593      (32,266)     (19,844)     (40,497)     158,947        4,808        5,969      106,710
                             ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

          G.   Disclosures about segments and related information (cont'd)

          2.   Operational segments P&L disclosure:

               P&Ls by operating income:

                                                                   Year ended December 31, 1998
                             -------------------------------------------------------------------------------------------------------
                                      NS           EN           IW          INO         NGTS         ECTL        Other  Consolidated

                             $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands

Revenues                         209,516            -            -      158,012      342,668       28,949        5,225      744,370
                             ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========
Gross profit (loss)               98,070            -            -       47,114      267,636       13,606        1,353      427,779
Operating expenses                89,042            -            -       53,833       61,832        9,783       11,988      226,478
Purchase of in-process
 research and development              -            -            -            -       14,371            -            -       14,371
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Operating profit (loss)            9,028            -            -       (6,719)     191,433        3,823      (10,635)     186,930
                             ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

          3. The following financial information identifies the assets to segments: Year ended December 31, 2000 NS EN IW INO NGTS ECTL
               Other Consolidated

                                                                   Year ended December 31, 2000
                             -------------------------------------------------------------------------------------------------------
                                      NS           EN           IW          INO         NGTS         ECTL        Other  Consolidated

                             $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands

Assets                           187,942      126,852      162,199      239,742      123,825       40,928      141,472    1,022,960
Depreciation and amortization     13,779       13,692       10,403       19,559        9,009        3,875        6,598       76,915
Capital investments                9,254        8,422       54,250       82,638       15,377        2,389       25,415      197,745

                                                                   Year ended December 31, 1999
                             -------------------------------------------------------------------------------------------------------
                                      NS           EN           IW          INO         NGTS         ECTL        Other  Consolidated

                             $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands

Assets                           162,281      118,444      118,777      173,815      147,626       23,883      154,001      898,827
Depreciation and amortization     15,049       12,104        8,944       14,843        7,883        3,314       23,652       85,789
Capital investments               20,313      133,141      121,050       20,442       12,948        2,147       79,931      389,972

(*) The assets include: trade receivables, inventories, fixed assets, goodwill and other intangibles.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

          G.   Disclosures about segments and related information (cont'd)

          4. Information on sales by geographic distribution (in US$ thousands)

                                                              2000         1999         1998
                                                       -----------  -----------  -----------
          North America                                    173,600      237,500      168,600
          Europe                                           469,800      490,800      369,500
          Africa, Asia Pacific and Australia               259,000      221,195      157,000
          Israel                                           132,600      107,000       29,800
          Others                                           135,318       58,100       19,470
                                                       -----------  -----------  -----------
                                                         1,170,318    1,114,595      744,370
                                                       ===========  ===========  ===========

          H.   Cost of revenues

                                                                              Year ended December 31
                                                                ----------------------------------------------------
                                                                          2000               1999               1998
                                                                --------------     --------------     --------------
                                                                $ in thousands     $ in thousands     $ in thousands
                                                                --------------     --------------     --------------
          Materials and components consumed                            657,406            367,345            278,203
          Salaries, wages and employee benefits                        110,638             97,089             50,461
          Depreciation and amortization                                 29,715             28,891             10,713
          Other manufacturing and other service costs                   12,486             22,589             12,952
                                                                --------------     --------------     --------------

                                                                       810,245            515,914            352,329

          Decrease (increase) in inventories of work in
           Process and finished products                               (99,793)             3,821            (35,738)
          Inventory write-off (see also Note 20)                         9,322                  -                  -
                                                                --------------     --------------     --------------

                                                                       719,774            519,735            316,591
                                                                ==============     ==============     ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

          I.   Research and Development costs, net

                                                                              Year ended December 31
                                                                ----------------------------------------------------
                                                                          2000               1999               1998
                                                                --------------     --------------     --------------
                                                                $ in thousands     $ in thousands     $ in thousands
                                                                --------------     --------------     --------------
          Expenses incurred                                            190,383            155,494            101,665
          Less - grant participations (see Note 11D)                    42,756             30,347             23,018
                                                                --------------     --------------     --------------

                                                                       147,627            125,147             78,647
                                                                ==============     ==============     ==============


          J.   Selling and marketing expenses
                                                                              Year ended December 31
                                                                ----------------------------------------------------
                                                                          2000               1999               1998
                                                                --------------     --------------     --------------
                                                                $ in thousands     $ in thousands     $ in thousands
                                                                --------------     --------------     --------------

          Salaries and employee benefits                                83,768             63,603             46,309
          Agents' commissions                                           42,078             34,348             10,289
          Royalties to Chief Scientist and others                       24,429             20,437             14,856
          Advertising and exhibitions                                    9,708              6,041              3,076
          Foreign travel                                                15,217             16,166              6,273
          Other                                                         49,627             39,818             26,786
                                                                --------------     --------------     --------------

                                                                       224,827            180,413            107,589
                                                                ==============     ==============     ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

          K.   General and administrative expenses

                                                                              Year ended December 31
                                                                ----------------------------------------------------
                                                                          2000               1999               1998
                                                                --------------     --------------     --------------
                                                                $ in thousands     $ in thousands     $ in thousands
                                                                --------------     --------------     --------------
          Salaries and employee benefits                                42,643             39,641             19,096
          Rent and maintenance of premises                               2,149              1,557              5,310
          Doubtful debt expenses                                        11,860              6,089              1,882
          Other                                                         30,945             16,735             12,462
                                                                --------------     --------------     --------------

                                                                        87,597             64,022             38,750
                                                                ==============     ==============     ==============

          L.   Financial income, net

                                                                              Year ended December 31
                                                                ----------------------------------------------------
                                                                          2000               1999               1998
                                                                --------------     --------------     --------------
                                                                $ in thousands     $ in thousands     $ in thousands
                                                                --------------     --------------     --------------
          Financial expenses:
          On long-term debt                                                  -              4,539              4,568
          Interest and bank charges                                      7,719              2,419              1,473
          Exchange rate differences (see Note 1A5)                       3,606              2,664              1,966
                                                                --------------     --------------     --------------
                                                                        11,325              9,622              8,007
                                                                ==============     ==============     ==============

          Financial income:
          Interest mainly on bank deposits and other
           receivables                                                  15,848             17,167             14,516
          Exchange rate differences (see Note 1A5)                       3,309              7,032                202
          Gain on sale and revaluation of marketable
           securities                                                    6,536              4,176              1,824
                                                                --------------     --------------     --------------

                                                                        25,693             28,375             16,542
                                                                ==============     ==============     ==============

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

          M.   Other income (expenses), net

                                                                              Year ended December 31
                                                                ----------------------------------------------------
                                                                          2000               1999               1998
                                                                --------------     --------------     --------------
                                                                $ in thousands     $ in thousands     $ in thousands
                                                                --------------     --------------     --------------
          Gain from issuance of shares by subsidiary (1)                     -             29,734                  -
          Gain from realization of an affiliated
           company (2)                                                       -             25,572                  -
          Gain on sale of "available for sale" securities               38,538                  -                  -
          Gain (loss) from sale of property and
           equipment, net (3)                                             (368)            (2,923)                27
          Loss from realization of investment and
           allowance for impairment of investment                         (655)                 -                  -
          Other income (expenses), net (4)                              (2,880)            (1,491)               (80)
                                                                --------------     --------------     --------------
          Total other income (expenses), net                            34,635             50,892                (53)
                                                                ==============     ==============     ==============
          Notes (1), (2) and (3) refer to 1999 amounts only.

          (1) In October 1999, ECtel Ltd., a wholly owned subsidiary, which mainly provides solutions for fraud detection, quality monitoring of networks and interconnect billing, completed an initial public offering on the NASDAQ U.S. stock exchange, in which it raised a net sum of $43.2 million. As a result of the initial public offering, holdings in ECtel declined to 75%.

          (2) On October 14, 1999, Telegate Ltd., an affiliated company and its shareholders signed an agreement according to which its shares and convertible notes that are held by its shareholders, including by the Company, will be replaced by shares of another
               Company, shares which are registered for trading on NASDAQ treated as available for sale securities. During year 2000 all the stock received were realized.

          (3)  In December 1999, an agreement was signed with SCI Systems Inc.
               (hereinafter - "SCI") to purchase TTL's Manufacturing Plant
               (named "Shemer"). SCI is one of the world's largest providers of electronics manufacturing services. The Shemer facility produces printed circuit board assemblies and other products for the Company and provided related services. The agreements also include a multi-year supply agreement in which the Company will subcontract part of its manufacturing activities to SCI according to cost plus method.

          (4)  Including expenses amounting to US$ 2,739 thousand and US$ 651 thousand for the years ended December 31, 2000 and 1999 respectively, deriving from selling certain trade account receivables, to unaffiliated financial institutions ("the
               Purchaser"). The Company will not be liable for any recourse, nevertheless, it will continue to service, administer and collect the receivables on behalf of the purchaser. As of December 31, 2000, trade account receivables amounting to US$ 117,262 thousand had been sold to the financial institutions.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

          N.   Supplementary income statement information

                                                                              Year ended December 31
                                                                ----------------------------------------------------
                                                                          2000               1999               1998
                                                                --------------     --------------     --------------
                                                                $ in thousands     $ in thousands     $ in thousands
                                                                --------------     --------------     --------------
          Expenses:
          Maintenance and repairs                                       15,606             12,951              8,338
          Depreciation of property, plant and equipment                 42,858             42,988             25,418
          Taxes (other than income taxes)                                3,542              2,747              3,003
          Rent                                                          17,179             12,542              8,685
          Advertising costs                                              4,182              6,144              4,968
          Royalties                                                     24,429             20,437             14,856

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

          O.   Earnings (loss) per share ("EPS")

          Following are the details of the basic and diluted EPS:

          1.   EPS for continuing operations

                                      2000                               1999                               1998
                        --------------------------------  ---------------------------------  ---------------------------------
                       (Loss) from  Number of  Per share  Income from  Number of  Per share  Income from  Number of  Per share
                        Continuing     shares     amount   continuing     shares     amount   continuing     shares     amount
                        Operations                         operations                         operations
                        ----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------  ---------
                              $ in         in                    $ in         in                    $ in         in
                         thousands  thousands          $    thousands  thousands          $    thousands  thousands          $
                        ----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------  ---------

Basic EPS                  (63,487)    91,824      (0.69)     165,521     91,148       1.82      173,812     76,787       2.26
                                               =========                          =========                          =========
Effect of dilutive
 securities:
Employee stock options           -          -                       -        893                       -        776
Convertible notes                -          -                   3,822      3,466                   4,500      4,000
                        ----------  ---------             -----------  ---------             -----------  ---------
Diluted EPS                (63,487)    91,824      (0.69)     169,343     95,507       1.77      178,312     81,563       2.19
                        ==========  =========  =========  ===========  =========  =========  ===========  =========  =========

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

          O.   Earnings (loss) per share ("EPS") (cont'd)

          2. EPS for cumulative effect of accounting change (2000) and for discontinued operations (1999 and 1998)

                                      2000                               1999                               1998
                        --------------------------------  ----------------------------------  ----------------------------------
                        Cumulative  Number of  Per share     Loss from  Number of  Per share     Loss from  Number of  Per share
                         effect of     shares     amount  discontinued     shares     amount  discontinued     shares     amount
                        accounting                          operations                          operations
                            change
                        ----------  ---------  ---------  ------------  ---------  ---------  ------------  ---------  ---------
                              $ in         in                     $ in         in                     $ in         in
                         thousands  thousands          $     thousands  thousands          $     thousands  thousands          $
                        ----------  ---------  ---------  ------------  ---------  ---------  ------------  ---------  ---------
Basic EPS                  (27,923)    91,824      (0.31)     (63,002)     91,148      (0.70)      (17,650)   76,787      (0.23)
Effect of dilutive                             =========                           =========                           =========
 securities:
Employee stock options           -          -                        -        893                       -        776
Convertible notes                -          -                        -      3,466                       -      4,000
                        ----------  ---------             ------------  ---------             ------------  --------
Diluted EPS                (27,923)    91,824      (0.31)     (63,002)    95,507      (0.66)       (17,650)   81,563      (0.22)
                        ==========  =========  =========  ============  =========  =========  ============  =========  =========

          3.   EPS for Net income (loss)

                                      2000                               1999                               1998
                        --------------------------------  ---------------------------------  ---------------------------------
                          Net Loss  Number of  Per share   Net Income  Number of  Per share  Net Income   Number of  Per share
                                       shares     amount                  shares     amount                  shares     amount

                        ----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------  ---------
                              $ in         in                    $ in         in                    $ in         in
                         thousands  thousands          $    thousands  thousands          $    thousands  thousands          $
                        ----------  ---------  ---------  -----------  ---------  ---------  -----------  ---------  ---------

Basic EPS                  (91,410)    91,824      (1.00)     102,519     91,148       1.12      156,162     76,787       2.03
Effect of dilutive                             =========                          =========                          =========
 securities:
Employee stock options           -          -                       -        893                       -        776
Convertible notes                -          -                   3,822      3,466                   4,500      4,000
                        ----------  ---------             -----------  ---------             -----------  ---------

Diluted EPS                (91,410)    91,824      (1.00)     106,341     95,507       1.11      160,662     81,563       1.97
                        ==========  =========  =========  ===========  =========  =========  ===========  =========  =========

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 18 - Relevant Recently Enacted Accounting Standards

          A. In June 1998, the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, which is required to be adopted in years beginning after June 15, 2000. The Company is required to adopt the new Statement effective January 1, 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Based on the Company's derivative positions at December 31, 2000, the Company estimates that upon adoption it will report a gain from the cumulative effect of adoption of approximately US$ 2.9 million and a reduction in other comprehensive income of US$ 2.5 million.


          B. In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("FASB 140") which is effective for periods beginning after December 15, 2000 for certain provisions and transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. This statement reconsidered and clarified certain provisions of and supersedes Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". The Company does not expect the adoption of SFAS 140 to have a material impact on the Company's results of operations, financial position or cash flows.


Note 19 - Acquisitions

          A.   Tadiran Telecommunications Ltd. (hereinafter "TTL")

          (1) Effective the first quarter of 1999, ECI completed the merger with TTL (hereinafter "merger"), a subsidiary of Tadiran Ltd. (hereinafter "Tadiran"). TTL specialized in a variety of telecommunications fields, including: transport and access systems, wireless local loop, data communications, multiplexing equipment and business telecommunications systems. TTL provided the innovative solutions to telecommunications operators and other businesses throughout the world.

               During the first quarter of 1999 the Board of Directors, the shareholders, and the authorities in Israel, confirmed the merger. The merger is accounted for under the "purchase" method of accounting. Consequently, the assets and liabilities of TTL were recorded on ECI's books at their fair market values.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 19 - Acquisitions (cont'd)

          A.   Tadiran Telecommunications Ltd. (hereinafter "TTL") (cont'd)

          The purchase price for the TTL acquisition was $403.8 million. The purchase price was calculated based on the market price of the ECI Ordinary Shares at the time that the merger conditions including the Exchange Ratio were agreed upon in principle and publicly announced, according to EITF No. 95-19.

          The total excess of cost is $ 229.9 million, which was allocated as follows:

                                                              $ in thousands
                                                              --------------
          In process research and development (IPR&D)                 87,327
          Goodwill and intangible assets                             142,583
                                                              --------------
                                                                     229,910
                                                              ==============

          * The IPR&D was considered according to the specific requirements of SFAS No.2. Critical elements of a SFAS No. 2 Valuation of IPR&D are that the product has not yet demonstrated technological feasibility and that it does not have an alternative future use.

               The consideration of the IPR&D was modified by the income approach according to the guidance provided by the SEC using specific factors as follows:

          o    analysis of the stage of completion of each project.

          o exclusion of value related to R&D yet-to-be-completed as part of ongoing IPR&D projects, and

          o    the contribution of existing products/technologies.

               As part of the merger agreement, the Company shall indemnify and hold Tadiran harmless from and against all losses and damages incurred by Tadiran arising out of (i) taxes imposed on ECI or certain of its subsidiaries which are not fully provided for in ECI's consolidated financial statements and (ii) any inaccuracy in the representations and warranties made by ECI pursuant to the Merger Agreement with respect to intangible assets and litigation. ECI's indemnification obligations are subject to deductibles of between $5 million and $22.5 million. As at December 31, 2000, the Company had not been called upon to indemnify Tadiran for any such losses and damages.

               Solely for purposes of indemnification by Tadiran, the representations and warranties made by TTL with respect to intangible assets, litigations and related party transactions and the representation and warranty made by Tadiran regarding related party transactions shall survive for 12 months following the Closing Date. Solely for purposes of ECI's indemnification of Tadiran, the representations and warranties made by ECI with respect to intangible assets and litigation shall survive for 12 months following the Closing Date. Tadiran's indemnification obligations for any matter or allegation being reviewed by the Israeli Comptroller of Restrictive Trade Practices (see Note
               11B2) shall survive the Closing Date by seven years, extended by any period that such matters continue to be under active investigation or review after the Closing Date.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 19 - Acquisitions (cont'd)

          (2)  Unaudited - Pro Forma Summary

          The following unaudited pro forma summary presents the Company's consolidated results of operations as if the acquisitions occurred at the beginning of the respective periods, after giving effect to certain adjustments including amortization of goodwill and other intangibles acquired, business disposed of or to be disposed of, reclassification and related income tax effects. These pro forma results are not necessarily indicative of those that would have occurred had the merger taken place at the beginning of the respective periods.

                                                                       Year Ended
                                                                      December 31
                                                                             1998
                                                                      -----------
          $ in millions (except per share amounts)                     (Unaudited)
                                                                      -----------
          Revenues                                                          1,041

          Net income applicable to common stockholders                        180

          Net income applicable to common stockholders - per share:
          Basic                                                              1.98
          Diluted                                                            1.93

          B.   Wave Pacer DSL Division

          In April 2000, ECI and its subsidiary purchased WavePacer, Pulse Communications Inc.'s Digital Subscriber Line (DSL) business unit located in Herdon, Virginia, for an initial cash consideration of $62.7 million.
          The excess of the purchase price over the fair value of the net tangible assets amounted to $59 million, of which $20.5 million relates to in-process research and development, which has been written off to the statement of income (as to the valuation of IPR&D - See
          Note 19 (A) (1) above).

          C.   WinNet Metropolitan Communication System Inc. (WinNet).

          In June 2000, a wholly-owned subsidiary purchased for a total consideration of $40.5 million, all the rights in WinNet Metropolitan Communications Systems Inc., an emerging broadband wireless communications company, located in the Silicon Valley in California. In addition, the Company has to pay approximately $ 7 million, since certain milestones stipulated in the purchase agreement were achieved during 2000.

          The excess of the purchase price over the fair value of the net tangible assets amounted to $47.6 million, of which $8.3 million relates to in-process research development, which has been written off to the statement of income. (As to the valuation of IPR&D - See Note 19(A) (1) above).

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 20 - Restructuring, Impairment of Assets and Spin-Off Expense

          A. Restructuring, exit and spin-off expenses for the year ended December 31, 2000

          In August 2000, the Board of Directors resolved to demerge the Company and on November 7, 2000 the Board approved, in principle, a plan to demerge by issuing shares to the shareholders shares in five separate companies. (As to the divisions which the Company intends to divest, see Note 1A2).

          The split up is subject to all mandatory approvals, including legal and income tax, as well as the ability of the respective divisions to operate as independent entities and on the state of the capital market. There is no certainty that the original plan will be implemented exactly as planned.

          As at January 1, 2001, the Company had established five subsidiaries which adopted the employees of the various divisions. These subsidiaries are now operating as extensions of the Company regarding their respective areas of activity until such time as their operating assets are transferred and their shares are issued.

          As part of the split-up, the management of the various divisions prepared operating plans for the future. In this connection, it was decided and approved by the Board of Directors to cease the manufacture and development of certain products (see Note 17H), to dismiss employees and to remove equipment that became redundant in the new organizational structure.

          Following is the composition of the costs of the re-organization:

          1.   Restructuring and spin off expenses

                                                                December 31,
                                                                        2000
                                                            ----------------
                                                            ($ in thousands)
                                                            ----------------
          Severance pay (1)                                           16,269
          Consultation (legal, tax and other) (2)                      6,800
          Others                                                       2,995
                                                            ----------------
                                                                      26,064
                                                            ================

          (1) A provision which the management of the Company estimates will be paid during the first months of 2001. The severance pay was recorded based on a list containing names of 365 employees mainly from the departments where management decided to terminate operations.

          (2) Includes the fee for consultation services incurred until the Balance Sheet date.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 20 - Restructuring, Impairment of Assets and Spin-Off Expense (cont'd)

          A. Restructuring, exit and spin-off expenses for the year ended December 31, 2000 (contd')

          2.   Impairment of assets

          Impairment of assets for the year ended December 31, 2000 is comprised as follows: December 31, 2000 ($ in thousands)

                                                                December 31,
                                                                        2000
                                                            ----------------
                                                            ($ in thousands)
                                                            ----------------
          Intangible assets of acquired company (1)                   12,592
          Fixed assets (2)                                            10,376
                                                            ----------------
                                                                      22,968
                                                            ================

          (1) Impairment of the identified intangible assets related to Business System Division. Based on the Company's management estimates expected cash flows to be derived from conducting the business of the above mentioned division it was apparent that no recoverability can be expected in respect of the identified intangible assets, also during 2000 Company management carried out negotiations with a view to the sale of this division and they were offered prices not exceeding the book value therefore an impairment for the intangibles book value, was recorded.

          (2) Including computer systems equipment, the manufacturing line, test equipment and office equipment which has been abandoned since these assets will not be utilized in the new organizational structure.

          B.   Restructuring expenses for the year ended December 31, 1999

          Following the merger with TTL, an analysis was performed of ECI's product lines to determine where products which were duplicative with products which were offered by TTL existed. Based on this analysis and a comparison of functionality and features of the respective products, the Company recorded a charge of US $ 14,947 thousand regarding assets and liabilities of ECI, as follows:

                                                                December 31,
                                                                        2000
                                                            ----------------
                                                            ($ in thousands)
                                                            ----------------
          Inventory write-down                                         3,518
          Equipment write-down                                         2,352
          Capitalized software write-down                              2,414
          Severance pay                                                5,950
          Others                                                         713
                                                            ----------------

                                                                      14,947
                                                            ================

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 21 - Discontinued Operations

          Before the approval of the financial statements for the year ended December 31, 1999 the Management, after receiving the approval of the Board of Directors, had completed a formal plan for disposal of certain segments, as defined in APB opinion No. 30, by method of sale or abandonment.

          The activities whose operations it was decided to discontinue were:

          1. DNI (Data Networking/Internet) which operates in the field of developing and marketing software and certain hardware for data networking/internet, by way of abandonment until the last quarter of 2000. Therefore, a provision of $36 million was recorded for anticipated losses from abandoning this operation, from which, in Management's estimation, no significant proceeds will be realized.

          2. Taditel and Tactel - two subsidiaries of TTL which merged with the Company at the beginning of 1999. The subsidiaries are in the field of marketing equipment, manufacturing and marketing of components to the Automotor Industries (Tactel and Taditel). The subsidiaries were disposed of during 2000.

          3. TNN, a 50%-held company which the Company did not succeed in disposing of during 2000, has been separated from the discontinued operations and the Company's share in its results was reclassified to be reflected as continuing operations.

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 21 - Discontinued Operations (cont'd)

          Summarized data for the discontinued operations is as follows:

          Results of operations

                                                                   Year ended December 31,
                                                            ------------------------------------
                                                                        1999                1998
                                                            ----------------    ----------------
                                                            (In thousands, except per share data)

          Net sales                                                   67,753              61,834
                                                            ----------------    ----------------
          Loss from discontinued operations before taxes
           on income                                                  24,622              19,210

          Taxes on income (loss)                                         614             (1,560)
                                                            ----------------    ----------------
          Loss from discontinued operations after taxes on
           income                                                     25,236              17,650
          Company's equity in results of investee
           companies, net                                                357                   -
                                                            ----------------    ----------------
          Loss from discontinued operations (net of
           income tax)                                                25,593              17,650
                                                            ----------------    ----------------
          Loss from disposal of discontinued operations
           (net of income taxes)                                      37,409                   -
                                                            ----------------    ----------------

                                                                      63,002              17,650
                                                            ================    ================

          Loss per Common Share
           Basic                                                       (0.70)              (0.23)
                                                            ================    ================

          Diluted                                                      (0.66)              (0.22)
                                                            ================    ================

                                                                ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2000
--------------------------------------------------------------------------------

Note 22 - Subsequent Events

          A. On February 5, 2001, a facility agreement was signed by ECI and the New Division companies (See Note 1.A.2) with two banks in the amount of US$ 300 million, bearing interest of LIBOR + 0.8% p.a. during 2001. The loan is repayable in fifteen equal quarterly installments beginning June 2002. As security for the loan, ECI provided pledges on its shares in ECtel and Lightscape, as well as mortgages on its land, a limited mutual guarantee of obligation for two years between ECI and its subsidiaries and a floating charge on Inovia.

               In addition, the agreement contains some other undertakings, such as certain balance sheet and profit and loss financial terms, negative pledges, etc.